UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40508

Doximity, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**27-2485512**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

500 3rd St.
Suite 510
San Francisco, CA 94107
(Address of principal executive offices, including zip code)

(650) 549-4330
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.001 par value per share	DOCS	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⊠ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company,"and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	⊠	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⊠

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ⊠ No

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of September 30, 2023, based on the closing price of $21.22 for a share of Class A common stock on the New York Stock Exchange, was approximately $2.56 billion.

The registrant had outstanding 122,999,951 shares of Class A common stock and 62,425,902 shares of Class B common stock as of May 16, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended March 31, 2024.



DOXIMITY, INC.

2024 ANNUAL REPORT

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding our revenue, expenses, and other operating results;

- our future financial performance;

- our expectations and management of future growth;

- our ability to acquire new members and successfully retain existing members;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to achieve or maintain our profitability;

- future investments in our business, our anticipated capital expenditures, and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts, and our ability to promote our brand;

- our ability to effectively manage our growth, including our ability to identify, retain, and recruit personnel, and maintain our culture;

- our ability to comply with laws and regulations;

- our ability to successfully defend litigation brought against us;

- our ability to maintain, protect, and enhance our intellectual property rights and any costs associated therewith;

- our ability to maintain data privacy and data security;

- our ability to respond to rapid technological changes;

- our expectations regarding the impact of uncertainty in the current economic environment and macroeconomic uncertainty;

- our ability to compete effectively with existing competitors and new market entrants;

- the growth rates of the markets in which we compete;

- the increased expenses associated with being a public company;

- the impact of any cost-savings or restructuring activities we may undertake in the future;

- the sufficiency of our cash and cash equivalents and marketable securities to meet our liquidity needs;

- our ability to comply with modified or new laws and regulations applying to our business;

- our ability to successfully identify, acquire, and integrate companies and assets;

- developments and projections relating to our competitors and our industry, including competing solutions;

- impact from future regulatory, judicial, and legislative changes or developments that may affect our customers' or our business; and

- the risks related to our Class A common stock and our dual class common stock structure.

Table of Contents

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business

Overview

We are the leading digital platform for U.S. medical professionals, with over two million registered members as of March 31, 2024. Our members include more than 80% of U.S. physicians, spanning all 50 states and every medical specialty, along with over 60% of U.S. nurse practitioners and physician assistants, and over 90% of graduating U.S. medical students.

Our mission is to help every physician be more productive and provide better care for their patients. We are physicians-first, putting technology to work for doctors instead of the other way around. That guiding principle has enabled Doximity to become an essential and trusted professional platform for physicians. Doximity's physician cloud puts modern software in the hands of physicians and other medical professionals. We provide our members with digital tools specifically built for medicine, enabling our members to collaborate with colleagues, stay up to date with the latest medical news and research, manage their careers and on-call schedules, streamline documentation and administrative paperwork, and conduct virtual patient visits.

At the core of our platform is the largest medical professional network in the nation, which creates proximity within our community of doctors and hundreds of thousands of other medical professionals. Our focus on physician-centric product design and clinical productivity has led to high levels of adoption and endorsement by health care professionals. For example, we had more than 580,000 unique active providers use our clinical workflow tools in the quarter ended March 31, 2024.

Our business model is designed to both respect and support physicians while driving value for our customers through our Marketing, Hiring, and Productivity Solutions (as defined below). Our revenue-generating customers, primarily pharmaceutical manufacturers and health systems, have access to a suite of commercial solutions that benefit from broad physician usage.

Our "Marketing Solutions" enable our pharmaceutical and health system customers to get the right content, services, and peer connections to the right medical professionals through a variety of modules. Our Marketing Solutions deliver high engagement and help customers embrace the shift to digital marketing. We count the top pharmaceutical manufacturers, hospitals, and health systems as our customers.

Our "Hiring Solutions" provide digital recruiting capabilities to health systems and medical recruiting firms, enabling them to identify, connect with, and hire from our network of both active and passive potential medical professional candidates, who might otherwise be missed through traditional recruiting channels. Hiring Solutions also includes Curative Talent, our personalized physician staffing firm that combines Doximity's data science and intelligence with an experienced team of physician recruiters.

Our "Productivity Solutions," which include our telehealth, on-call scheduling, and AI-supported medical correspondence tools, are designed to help clinicians streamline their clinical workflow and easily connect with patients and colleagues.

The ecosystem we have created in the medical community benefits from powerful network effects. Medical professional engagement with our platform increases as the breadth and utility of our tools expands, attracting even more members and driving broader and more effective communication and collaboration among healthcare professionals. This also drives greater value for our pharmaceutical and health system customers seeking to interact with specific groups of physicians. In turn, the insights that we gain from increased use of our platform enable us to invest in improving our tools and solutions to meet the changing needs of our members, customers, and the patients that they care for, ultimately creating a win-win-win for all constituents in our ecosystem.

Our member interactions have enabled us to build a vast, interactive data set, intelligently combining proprietary information and previously-siloed public information. When combined with our customized algorithms and our team of analysts, engineers, and clinical experts, we believe we have unique, unparalleled insight into the specific needs of U.S. medical professionals that would be highly challenging and time-consuming for any competitor to replicate.

Our Tools for Medical Professionals

The Doximity platform is free to join and use for U.S. medical professionals. Becoming a member of Doximity is as simple as navigating to our homepage or downloading our mobile app, and completing our simple identity and credential verification process. Our platform provides most medical professionals with a pre-populated Doximity professional profile, reflecting publicly and commercially available third-party data, which members can further supplement, update, and refine.

Once verified, members gain access to our network, newsfeed, and—depending on their credentials—our productivity tools, including Doximity GPT and our voice and video telehealth product, Dialer.

Professional Network

- **Profile.** Members have a personalized and validated professional profile on the Doximity network that acts as a digital curriculum vitae. Profile information includes education and training, hospital affiliations, practice contact information, certifications and licenses, specialization and clinical expertise, links to published research reports and press mentions, clinical trial participation, and any awards conferred. Our technology automatically searches for and updates profiles with new relevant information such as additional press mentions and awards. Members may also choose to share personal contact information (such as email or cell phone number) with other medical professionals on our platform.

- **Connectivity with colleagues.** Our network makes it easy for professionals to connect and stay in touch with the broader medical community. We regularly suggest new colleague connections to members, such as co-residents, co-fellows, co-authors, colleagues from the same hospital or practice, and medical school classmates, enabling referrals, and sharing of medical knowledge and career opportunities.

- **Search.** Members can use our powerful search technology to find other medical professionals by name, specialty, expertise, affiliation, or location. For example, a physician may have a patient with a chronic condition that requires specialist care at another health system or in another state. The physician can use our search tool to find the right expert for the specific chronic condition at the closest health system, and potentially leverage mutual connections for a warm introduction.

- **Careers.** Our platform provides numerous tools that empower physicians to manage their careers effectively from training through retirement.

  ◦ **For practicing physicians.** Members can browse permanent and locum tenens opportunities, set up job alerts to stay abreast of career opportunities matching their interests, and directly connect with our Hiring Solutions customers. Members also have access to detailed job market data, such as our Salary Map, which provides an unparalleled county-level look at physician compensation trends across specialties and geographies.

  ◦ **For students and residents**. Members beginning their medical careers can discover and compare training programs across the country using Residency Navigator, a tool that provides a transparent look into U.S. medical residency programs. Powered by peer nominations, ratings, and firsthand reviews, Residency Navigator gives medical students the information they need to navigate their future in medicine and to help choose the right program for their career goals. We do not accept fees or payments from hospitals or medical residency programs to impact their ranking or visibility on Residency Navigator. Residency Navigator serves as a relationship funnel for new members at the beginning of their medical careers. Over 90% of graduating U.S. medical students join Doximity to use tools including Residency Navigator before earning their medical degree.

Newsfeed

Our newsfeed serves as the personalized, curated home screen for each member when they sign on to the Doximity platform. We leverage artificial intelligence, or AI, including machine learning, or ML, to create a personalized and curated newsfeed for each of our members. Our platform provides access, free of charge for all of our members, to content from a variety of internal and third-party sources, including content created in-house and content linked to third-party sites (some of which may require a separate subscription).

- *Medical articles.* Our platform uses both algorithms and clinical editors to select content from a variety of sources based on a member's profile and reading interests. Information used to select articles includes each member's specialties, qualifications, connections, and content preferences, along with what is popular across our network at that time. We are able to aggregate connections to relevant content from a variety of different sources, such as medical journals and specialist websites that a member might otherwise have to search for separately.

- *Medical videos.* Information about recent clinical trials or research results are distributed in an easy-to-consume video format, optimized for desktop or mobile viewing. Videos are designed to be brief, relevant and eye-catching to disseminate knowledge without wasting a physician's time or disrupting their clinical workflow.

- *Peer and colleague updates.* Doximity members can stay abreast of and celebrate the professional updates and accomplishments of their peers and colleagues, from new jobs to awards, newly authored publications, and press mentions.

- ***Clinical discussions***. Members can comment on and react to posts directly in their newsfeeds. For example, members might discuss the results of a new clinical study, or even ask questions to the author of that study. Ultimately, this dialogue and interactivity drive engagement within the ecosystem and facilitates peer-to-peer education.

- ***Op-Med.*** Members can submit Op-Med articles for publication on Doximity. These articles are long-form content written by clinicians for clinicians, covering topics such as front-line experiences and practice-changing viewpoints. They provide the opportunity for our members to express their expertise and further elevate and engage the profession.

- ***Sponsored content.*** Certain articles, videos, and other types of content are identified as sponsored content and are designed to be highly relevant to our members. Sponsored content is created in concert with our customers, including pharmaceutical manufacturers and health systems, and may include information about medications, clinical trials, guidelines and resources, and trends in medical and patient care. Sponsored content is developed in collaboration with our customer success team to ensure they meet the high quality standards of our community.

Productivity

Members of our platform are able to access our suite of communication and digital workflow tools that are designed to make their daily workflows more efficient, all in a HIPAA-compliant environment. We include the following critical productivity tools in one easy-to-use app and website.

- ***Fax and eSignature.*** The Doximity platform allows members to send and receive HIPAA-compliant faxes through our mobile app or website. Members can electronically create, sign, edit, date, add attachments, and customize the cover page for their faxed documents, eliminating the need to print, manually sign, and re-scan documents. This streamlines patient care coordination and digital record keeping.

- ***Secure Messaging.*** The Doximity messaging functionality enables members to collaborate in a HIPAA-compliant manner regarding patient consultations and coordinate care across multiple care team members, specialists, systems, or locations.

- ***Telehealth***. Our members can connect with their patients through our Dialer telehealth products either directly or through Dialer Enterprise, which is available for purchase by health systems and hospitals. Calls can be voice or video-based, and our service provides valuable features such as a preset Caller ID displaying the provider's office number, the ability to easily add an interpreter or family member, or to hand off the call to another member of the care team with one click, all in a HIPAA-compliant manner. Dialer also includes a no-reply texting feature, which allows medical professionals to quickly send HIPAA-compliant no-reply text messages to their patients, without disclosing their personal phone number.

- ***AI Writing Assistant.*** Doximity GPT, our HIPAA-compliant generative AI writing assistant, helps physicians and other medical professionals reclaim the time they spend on administrative writing tasks, such as drafting letters of patient support, insurance appeals, patient education materials, letters of recommendation, and even grant applications. Doximity GPT integrates with our HIPAA-compliant digital fax to enable easy transmission of the final document. We also offer Doximity GPT as an enterprise-level solution for hospitals and health systems.

Our Solutions for Healthcare Customers

We offer Marketing, Hiring, and Productivity Solutions to pharmaceutical manufacturers, health systems, medical recruiting firms, and certain other healthcare companies on a predominantly subscription basis. Our solutions benefit both our customers and our members, containing useful and relevant information for the member's particular area of practice and their patients' needs, while being respectful of their time.

Marketing Solutions

We provide a digital marketing platform for pharmaceutical manufacturers and health systems on a subscription basis to serve our members with tailored sponsored content that is highly relevant to their clinical practices, including information about medications, clinical trials, guidelines and resources, and trends in medical and patient care. Pharmaceutical manufacturers purchase programs on a brand-by-brand basis, and health systems execute programs on a service line-by-service line basis. Service lines in health systems refer to patient-centric clinical specialties, such as cardiology, oncology, neurology, and otolaryngology, among others.

Our customers are able to specify a combination of audience attributes, such as specialty, credential, and location, and also choose modules. Modules are the core building blocks of the marketing plan and are additive to one another. We package them

into sponsored programs to meet the needs of individual brands and service lines. Our sponsored modules can be categorized as Awareness, Interactivity, and Peer, as follows:

- **Awareness.** Sponsored modules, such as videos and articles, that generate awareness and build name recognition. The content of these modules may include updates on how certain drugs perform in clinical trials, formulary information, the opening of new hospitals or departments within a health system, or other information that is relevant to our members.

- **Interactivity**. Sponsored modules that enable digital activities such as conference attendance, connecting with a sales representative, booking an appointment, or ordering product samples.

- **Peer**. Sponsored modules that enable our members to connect and build professional relationships with thought-leaders, department chairs, and other experts within the Doximity network.

We continuously seek to develop new modules in response to customer feedback and market trends and to address specific needs of our customers. For example, an Interactivity module may appear adjacent to articles about scientific congresses or professional meetings. We take a rigorous approach to launching new modules, including internal and customer pilots.

Our goal is to make sponsored content useful, relevant, and informative for our members. We have a customer success team that ensures both that our customers receive tangible, measurable, and repeatable benefits from their marketing spend, and that our members have access to sponsored content that is relevant, informative, and meets the high quality standards of our community. The team works directly with our customers to deeply understand a customer's goals, priorities, and messaging before helping with content and media formats. Our team can develop new content or fine-tune and reformat existing content for digital and feed-friendly marketing. We also provide ongoing support and reporting at the customer's request, and we are currently developing a new client-facing portal that will allow on-demand access to key program data, insights, and recommendations.

We have become a valued collaborator to our customers. We have a track record of expanding throughout the medication portfolios of pharmaceutical customers and into additional service lines throughout a health system, while also upselling additional modules.

Hiring Solutions

We offer our Hiring Solutions to health systems, medical recruiting firms, and other organizations that pay for subscriptions that provide them the ability to search and connect with medical professionals on Doximity. Our AI and ML-supported platform enables customers to run highly targeted hiring campaigns across a range of medical specialties and subspecialties, uncovering both active and passive eligible candidates with proactive outreach for any locum tenens or permanent position.

Our modules for Hiring Solutions consist of the following:

- **Job posts.** Individual listings on our platform for open jobs, either posted directly by a health system or by a recruiting firm. Our members can search and browse these listings.

- **Direct message.** Recruiters, physicians, and administrators can directly message members who might be a good fit for a given open position. These messages may or may not be for an opening that has been posted on our job posts.

Both job posts and direct messages are sold as a subscription that entitles the customer to a certain number of job listings or messages on a self-serve basis throughout the subscription period.

We also have a tech-enabled, higher-touch Hiring Solution called Curative Talent, which combines Doximity's data science and intelligence with Curative Talent's white glove service and customer-focused recruiters. Our account managers at Curative Talent work with health systems to source both locum tenens and permanent staffing, leveraging our platform and providing a higher level of support on an ongoing basis than our self-service Hiring Solutions. Health systems contract staffing placements directly with Curative Talent on an hourly-fee or a placement-fee basis.

Productivity Solutions for Health Systems

We offer the following productivity products as enterprise-level solutions to health systems and hospitals:

- **Telehealth.** Dialer Enterprise provides health systems and hospitals an accessible and powerful telehealth solution. The organic adoption of our direct-to-member offerings, such as Dialer Pro, is an important factor driving our

Enterprise offerings. Many users have already adopted Dialer into their regular workflow and this familiarity significantly streamlines implementation when health systems are deploying Dialer Enterprise, while competitor solutions often require a full physician training. Dialer Enterprise enables unlimited access to Dialer for all users across a health system's organization, with an added service layer for the organization that includes a dedicated customer success manager, premium user support, and monthly utilization reporting. Health system customers also have the opportunity to brand the user and patient experience as well as leverage their own security and HIPAA contractual requirements to create consistent protocols for use. Our health system team can also integrate Dialer into our customer's electronic medical record system so that their users can access Dialer directly within their existing clinical workflows.

- **Scheduling.** Our on-call scheduling tool, AMiON, helps centralize clinical on-call schedules across medical teams and departments. By helping clinicians quickly answer the question "am I on," AMiON helps eliminate confusion and streamline communication regarding scheduling. This centralization helps enable more efficient provider-to-provider collaboration and more timely access to on-call specialists, who can be contacted via integration with their Doximity profile.

- **AI Writing Assistant.** Doximity GPT, our HIPAA-compliant generative AI writing assistant, helps physicians and other medical professionals reclaim the time they spend on administrative writing tasks, such as drafting letters of patient support, insurance appeals, patient education materials, letters of recommendation, and even grant applications.

Our Strengths

Our business exhibits a number of key strengths which we believe position us to drive sustained growth.

- *We are the trusted physician-first platform.* Since our founding, Doximity has been built to be physician-first, with trust at the core of what we do. We verify the identities and credentials of our medical professionals through integration with third-party databases. In addition, our communications solutions are HIPAA-compliant, providing medical professionals with a critical platform for protected communications.

- *We have the largest digital network of medical professionals.* Our members have the broadest available range of professional connections and networking opportunities through our platform, and we believe we have become the primary physician-to-physician connectivity medium. The scale and strength of our network have made us a strategic collaborator of choice for pharmaceutical manufacturers and health systems. We enable these organizations to engage with a valuable and otherwise difficult-to-reach audience, covering an increasing number of specialized medical professionals and enabling targeted outreach.

- *We benefit from powerful network effects.* Both the medical professionals and customers that use our platform benefit immensely from access to our large and dynamic ecosystem, and we fuel the expansion of this network of medical professionals, pharmaceutical manufacturers, and health systems by adding new tools and solutions to our platform. As we expand our capabilities, Doximity becomes more attractive to new and existing members and customers, ultimately generating more data and insights that allow us to develop better tools and solutions, and build greater scale.

- *We are deeply embedded in physician workflows.* Our tools and third-party integrations are designed to solve workflow pain points for physicians. Our tools provide physicians with the ability to deliver best-in-class healthcare, spend more time with patients, and ultimately improve patient care.

- *We innately understand physician workflows are different from traditional technology workflows.* Through having product leaders who are physicians, designers, and engineers familiar with healthcare services, and an extended team of medical professionals in our advisory committees, we are able to build solutions that enable physicians to better care for their patients and act as an extension of their practice.

- *We are strategic to our customers.* We provide a unique digital channel to connect our customers with the most valuable professionals in healthcare. Marketing Solutions customers, such as pharmaceutical manufacturers and health systems, gain access to a solution with a proven return on investment. Hiring Solutions customers, including health systems and medical recruiting firms, gain access to a comprehensive nationwide network and database of specialty and subspecialty professionals. We align our goals with our customers and help them make the necessary leap to digital.

Our Growth Strategies

- *Grow the Doximity Network.* While we will continue to grow our number of physician members, we are under-penetrated among other types of medical professionals, such as nurse practitioners, and have an opportunity to expand our offering to physical therapists, dentists, psychologists, and many other professions. As more medical professionals join our platform, we become a more valuable connectivity tool for members, and a more valuable marketing and hiring channel for pharmaceutical manufacturers and health systems.

- *Continuously improve and innovate on our platform.* Improving our existing capabilities, and innovating to add new tools and solutions, will make our platform more valuable to members, helping to attract new members and customers, while increasing the engagement of existing ones.

- *Expand within existing customers of our solutions.* Our existing customers represent a significant opportunity to grow our platform. Many of our large pharmaceutical customers initially run marketing programs for a certain number of brands, but have a track record of increasing their spend with us both by adding modules and expanding across more of their portfolio of brands once they have seen the quantifiable benefits of our Marketing Solutions. Health systems have a similar track record of expanding their usage of our platform across different service lines.

- *Attract new customers.* We have an opportunity to engage additional pharmaceutical manufacturers and health systems and potential customers in other industries as we raise awareness of our offerings through our sales and marketing efforts and as we expand our offerings.

- *Further monetize our Productivity Solutions.* Our clinical workflow tools are used and trusted by hundreds of thousands of our members, and continue to drive daily use among physicians. The strong adoption of our Dialer and AMiON products, at both the physician and enterprise level, reflects that professional trust, and we continue to look for opportunities to build upon these offerings. With the recent addition of our Doximity GPT enterprise offering, we are expanding our portfolio of enterprise clients, and there is still ample whitespace ahead of us.

- *Grow our patient-facing tools.* Patients can search for the right doctor or hospital for their needs through our collaboration with the Doctor Finder tool of U.S. News & World Report, which publicly displays summary physician profiles and hospital rankings powered by an integration with our Doximity network. We also collaborate with U.S. News & World Report to offer a direct-to-patient scheduling tool for health systems. We see opportunities to expand our offerings to patients in the future. Consumers on the platform would also create a significant value opportunity for our customers.

- *Consider strategic acquisitions to expand our platform capabilities.* In the past, we have selectively used mergers and acquisitions to accelerate our product roadmap to bring medical professionals and customers more complete solutions and increase demand for our products, such as our acquisitions of Curative Talent and AMiON in recent years. We plan to continue evaluating similar opportunities and execute on them if we find the right fit for our members, customers, and our company.

Our Technology Platform

Our technology platform supports a vast network of member connections, with regularly updated profiles, secure communication and productivity tools, and vast amounts of searchable indexed data. Together, we believe these features of our physician cloud form a valuable competitive strength.

Platform Advantages

- *Extensive and dynamic database of U.S. physician information:* Since the launch of our business, members have interacted with each other and our technology platform hundreds of millions of times. This has enabled us to build a vast, interactive data set intelligently combining proprietary information and previously-siloed public information. Along with user-entered input, our proprietary algorithms constantly identify new information for our members from hundreds of third-party sources that are isolated and siloed in the healthcare space. The up-to-date and scaled nature of our database is critical to the value proposition for both our members and our pharmaceutical manufacturer and health system customers.

- ***Statistical and machine learning methodologies:*** We utilize proprietary statistical and machine learning methodologies across our platform for a number of use cases to benefit our members. Some of the major components include:

  - Aggregating and coupling disjointed datasets from numerous medical sources into a live database of physician information to perform descriptive, diagnostic, and prescriptive analysis.

  - Medical news tailored to a member's specific specialty, clinical areas of interest, and viewing history, ensuring that each member's news feed is personalized to them and that the digital marketing content of our pharmaceutical and health system customers will be served to members that are more likely to find it relevant and interesting based on their profile and viewing history.

  - Automatically matching top candidates with openings offered by recruiters and administrators based on job history, interests, and geography.

  - Upleveling our customers' marketing programs with AI-powered brainstorming and writing tools that allow them to generate more relevant and personalized content to better engage individual physicians.

- ***Extensive, interactive database of U.S. medical residency and employment data:*** We collect and maintain a vast repository of residency and employment data from our members, which includes member reviews on their experience at hospitals and residency programs, detailed statistics on user experiences regarding program setting and training environment, and a salary map across different specialties and geographies across the country. We make this data available to all of our members in easily accessible portals, which are automatically updated as our members provide additional data on the platform.

- ***Proprietary productivity tools:*** Our productivity tools have been built to be physician-first with usability in mind at every step. Built on top of a modern software stack that ensures rapid scalability and enterprise-grade reliability, our tools allow doctors to manage their schedules, streamline documentation and administrative paperwork, and connect with patients via messages, voice, and video. We have designed each of these services with a broad range of customized, physician-first features specific to our platform, such as our 'call nudge' reminding a patient of a visit, 'straight to voicemail' enabling physicians to choose not to disturb patients after-hours, and the flexibility to switch between voice and video at will, among others.

- ***Design Principles:*** Our technology stack and product development teams are set up to enable rapid prototyping and development of new features via controlled rollouts. We focus on innovative, useful and unobtrusive features that are designed to optimize the healthcare professional's workflow. And at all times, we follow the stringent security and privacy requirements of a physician's data; our messaging tools are HIPAA-compliant and validated through external auditing procedures.

Sales and Marketing

We employ a direct sales organization composed of highly trained team members. The sales organization is segmented primarily by customer type. For example, there is one enterprise-focused team concentrating on pharmaceutical manufacturers and another concentrating on health systems. Our direct sales organization also reaches customers through indirect channels, such as third-party marketing agencies utilized by our pharmaceutical and health system customers.

The direct sales organization is supported by marketing and customer success specialists. We generate customer leads, accelerate sales opportunities, and build brand awareness through our marketing programs, both digitally and offline. These programs target decision-makers to provide information about our company and solutions through digital advertising, field marketing events, integrated marketing programs (including direct email and online advertising), industry events, trade shows, and conferences. Our customer success team supports customer retention by working directly with customers to produce higher engagement with our solutions, which in turn, expands their use of the platform in the future.

Competition

Although we have built a scaled and highly differentiated platform, we face competition across different aspects of our business. We have experienced, and expect to continue to experience, intense competition from a number of companies, and we expect such competition to increase as our industry evolves. Specifically, we compete for medical professionals as platform

members, and for pharmaceutical and health system companies as customers for our Marketing, Hiring, and Productivity Solutions.

- **Competing for members:** We compete with large technology companies that have developed online networking and collaboration tools such as LinkedIn, Facebook, Google, and X (formerly known as Twitter), in addition to smaller, emerging companies. However, we believe we are the only professional network solely dedicated to medical professionals, with a purpose-built platform specifically designed to address a broad range of unique needs of today's healthcare professionals.

- **Competing for customers:** We compete across several categories to access spend in the healthcare category. We specifically compete for access to marketing, hiring, and health system IT budgets. We believe that our platform and the network of medical professionals on Doximity allow us to provide our customers with solutions that result in attractive returns on their marketing and hiring budgets.

  ◦ **Marketing**: We compete with online and offline outlets that provide marketing and advertising services that enable pharmaceutical manufacturers and health systems to educate medical professionals about their brands. These outlets include health-related websites and mobile apps.

  ◦ **Hiring:** We compete in the healthcare staffing industry with job boards, self-service recruiting tools, and medical recruiting firms in national, regional, and local markets. We compete with large healthcare staffing companies as well as smaller, more regionally focused companies.

  ◦ **Health System IT Budgets:** We compete with providers of various solutions that aim to improve the productivity of the information technology services inside of health systems. This includes providers of communication solutions, such as Zoom Video Communications and Microsoft Teams, and dedicated telehealth services, such as Teladoc Health and Amwell. We also compete with providers of scheduling solutions such as QGenda and a number of emerging AI solutions focusing on health care.

The industries in which our products are offered are evolving rapidly and are becoming increasingly competitive. Larger and more established companies may focus on our market and could directly compete with us. Smaller companies, including application developers, could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets for Marketing, Hiring, and Productivity Solutions to continue to focus on these areas. Many of our competitors and potential competitors have significantly greater financial, technological, and other resources than we do and greater name recognition and more established distribution networks and relationships with healthcare providers than us. As a result, many of these companies may respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution, litigation, and financing capital equipment acquisitions for their customers.

Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of members and customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share or decreased member engagement, any of which could adversely affect our business and operating results. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results. If this occurs, our ability to successfully market our services to customers may be harmed and our business results may suffer.

Our People, Culture, and Human Capital Resources

At Doximity, we organize our teams into small, nimble groups that operate autonomously, are empowered to make decisions quickly, and aim to stay close to our members and customers. We prioritize diversity and inclusion, and regularly track our progress against quantifiable goals. We have always been a geographically distributed team. We supplement our workforce with contractors and consultants in the United States and internationally.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. To our knowledge, none of our employees is represented by a labor union or covered by a

collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

As of March 31, 2024, we had a total of 827 full-time equivalent employees. More than a third of our full-time equivalent employees work in R&D, including in product, engineering, and data.

Data Protection, Security, and Regulatory Compliance

The data we collect and process is an integral part of our tools and solutions, allowing us to ensure our members are verified, the experience we provide is engaging and personalized, and the content we present is the most relevant. In addition, our business is subject to extensive, complex, and rapidly changing federal and state laws and regulations governing data processing, healthcare regulation, financial services laws, regulations and rules, such as HIPAA, and related matters. Our respect for laws and regulations regarding the processing of personal data underlies our strategy to improve our member experience and build trust in our network and platform. While we believe we comply in all material respects with applicable laws and regulations, these regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. For additional information, see Item 1C of this Annual Report on Form 10-K and "*Risk Factors—Risks Related to Our Business—We are subject to stringent and changing laws, regulations, self-regulatory schemes, contractual obligations, and standards related to privacy, data protection, and information security. The actual or perceived failure by us, our customers, partners, or vendors to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.*"

Data Collection and Protection

We collect and may use personal information to help run our business (including for analytical purposes) and to communicate and otherwise reach our network members. In some instances, we may use third-party service providers to assist us in these efforts.

We endeavor to treat our members' personal information with respect and maintain member trust. We provide our members with options designed to allow them to control their information, such as allowing our members to decide which profile contact information is viewable publicly and which is accessible to new connections. Members can also request deletion of their personal information or to opt out of selling or sharing their personal information under applicable privacy laws and procedures. Our privacy and security teams are devoted to processing and fulfilling member requests regarding access to and deletion of their personal information.

Physician information that is posted to profiles is protected with anti-scraping technologies such as a Web Application Firewall, Runtime Application Self-Protection, Bot Protection, Rate-Limiting, and our network employs DDoS mitigation technology to protect against attacks. All data is encrypted in transit and at rest using TLS 1.2, and personal health information is encrypted at rest using AES-256 encryption. Along with a dedicated in-house security team and contracted security researchers, we maintain a comprehensive bug bounty program for proactive vulnerability inspection of our entire offering.

U.S. state and federal health information privacy and security laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information. In particular, HIPAA established privacy and security standards that limit the use and disclosure of protected health information, referred to as PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form. Our members as well as many of our Dialer Enterprise customers are regulated as covered entities under HIPAA. As a service provider who creates, receives, maintains, or transmits PHI on behalf of these covered entities for certain of our services, Doximity is a "business associate" as defined under HIPAA.

Violations of HIPAA may result in civil and criminal penalties and a single breach incident can result in violations of multiple standards. In the event of a breach, we must also comply with HIPAA's breach notification rule and our covered entity enterprise customers may require we provide assistance in the breach notification process and may seek indemnification and other contractual remedies. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states, and individuals have used HIPAA standards as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA-covered entities and their business associates for compliance.

Further, many states in which we operate and in which our members and customers as well as their patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information, information

regarding mental health and substance use treatment, and other information related to the provision of healthcare services. Some of these laws also prohibit unfair privacy and security practices and deceptive statements about privacy and security and place specific requirements on certain types of activities, such as data security and texting. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA, including the provisions of the California Consumer Privacy Act and the California Privacy Act. While any information we process in our role as a business associate may be exempt from state privacy laws, other records and information we maintain on our members may be subject to these laws. Where state laws are more protective than HIPAA or require us to take action such as breach notification, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject. For additional information, see "*Risk Factors—Risks Related to the Healthcare Industry*."

Federal and State Telecommunications Laws

There are a number of federal and state laws and regulations potentially applicable to communications by phone, text message, or facsimile, including the Telephone Consumer Protection Act, and those laws and regulations are continuously evolving. Our services that allow members and other platform users to leverage such telephonic communications may be subject to these laws and regulations.

Other Healthcare Laws and Regulations and Health Reform

There are many laws that govern the activities of healthcare professionals, some of which may be applied to us because of our relationships with them. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. Many states limit the scope of business relationships between business entities and medical professionals. For example, while many states' fee-splitting laws only prohibit a physician from sharing medical fees with a referral source, some states have interpreted certain management agreements between business entities and physicians as unlawful fee-splitting. These laws generally prohibit us from exercising control over the medical judgments or decisions of physicians and non-physician healthcare providers and from engaging in certain financial arrangements, such as splitting professional fees with healthcare providers. In addition, certain federal and state anti-kickback and false claims laws may apply to us indirectly through our arrangements with healthcare professionals and entities. Statutes and regulations relating to the practice of medicine, anti-kickback, fraud, fee-splitting, and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on court rulings and attorney general opinions.

In addition, there have been several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care, as well as changes and proposed reforms relating to public health emergencies and pandemic responses. Failure to comply with any of these laws or regulations could lead to adverse judicial or administrative action against us and/or our provider customers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our provider customers that interfere with our business, and other materially adverse consequences. For additional information, see "*Risk Factors—Risks Related to the Healthcare Industry*."

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on a combination of trademarks, copyrights, patents, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements, as well as other legal and contractual rights, to establish and protect our proprietary rights. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies. In addition, though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the market.

As of March 31, 2024, we have one granted patent and eight pending non-provisional patent applications in the United States, and two pending international (PCT) applications. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names, product names, and logos in the United States to the extent we determine appropriate and cost-effective. As of March 31, 2024,

we have a total of fifteen registered or applied-for trademarks in the United States and four registered trademarks in non-U.S. jurisdictions. We also have registered domain names for websites that we use in our business, such as www.doximity.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, if we were to expand internationally, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. We may be dependent on third-party content, technology, and intellectual property in connection with our business. We expect that infringement claims may increase as the number of products and competitors in our market increase. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. Any third party intellectual property claims against us could significantly increase our expenses and could have a significant and negative impact on our business, results of operations, and financial condition.

Seasonality

Historically, we have experienced some seasonality based on the timing of marketing programs, subscription launches on our platform and budgetary timing of purchases of additional modules.

Corporate Information

We were incorporated in the state of Delaware in April 2010 as 3MD Communications, Inc. and we subsequently changed the name to Doximity, Inc. in June 2010. Our principal executive offices are located at 500 3rd Street, Suite 510, San Francisco, California 94107, and our telephone number is (650) 549-4330.

Available Information

We file electronically with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, our Proxy Statement, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, copies of these reports and other information may be obtained, free of charge, on our website at www.investors.doximity.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our corporate governance guidelines, composition of our board and its committees, and Code of Conduct, are also available on our investor relations website under the heading "Governance & ESG Documents." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes thereto, and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, results of operations, financial condition, and prospects could be harmed. In that event, the trading price of our Class A common stock could decline and you could lose a portion or all of your investment.

Risk Factors Summary

The below is a summary of principal risks to our business and risks associated with ownership of our stock. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this report for a more complete discussion of the risks listed below and other risks. Additional risks, beyond those summarized below, set forth in this section, or discussed elsewhere in this Annual Report on Form 10-K, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate.

- If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be harmed;

- We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and to predict our future operating results, and therefore increases the risk of investment;

- If we fail to retain existing members or add new members, our revenue, operating results, financial condition, and business may be significantly harmed;

- If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, it could have a material adverse effect on our business, financial condition, and results of operations;

- Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could slow the growth rate of our revenue or cause our revenue to decline;

- We expect to face increasing competition in the market for our solutions;

- If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed;

- Making business decisions that prioritize the interests of our members may adversely impact our financial results;

- We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively;

- Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations; and

- The dual class structure of our common stock has the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Risks Related to Our Business

If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be harmed.

Since launching our platform in fiscal 2012, we have experienced rapid growth and we continue to rapidly and significantly expand our operations. While we have experienced significant revenue growth in prior periods, it is not indicative of our future revenue growth. Our revenue growth rate has not been consistent, and we expect our revenue growth rate may decline. For example, in fiscal 2024 and 2023, our revenue grew by 13% and 22%, respectively, as compared to the prior years. Additionally, our full-time equivalent headcount declined from 977 as of March 31, 2023 to 827 as of March 31, 2024. Growth in our business increases the complexity of our operations and places significant strain on our management, personnel, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

The growth and expansion of our business creates significant challenges for our management, operational, and financial resources. In the event of continued growth of our operations or in the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative solutions. This could negatively affect our business performance.

We expect to invest heavily in growing our business, which may cause our sales and marketing, research and development, and other expenses to increase and our margins to decline. Our net income and adjusted EBITDA margins may decrease as we grow our business.

Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this "Risk Factors" section and the extent to which our various offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our customer base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape, and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to grow our revenue or improve our margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and to predict our future operating results, and therefore increases the risk of investment.

Doximity, Inc. was incorporated in the state of Delaware in April 2010 as 3MD Communications, Inc. and we subsequently changed the name to Doximity, Inc. in June 2010. We began commercial offerings in fiscal 2012, and by fiscal 2014 we began serving our pharmaceutical and health system customers on some of our early stage solutions. As a result of our limited operating history and rapid growth, our ability to forecast our future operating results, including revenue, cash flows, and profitability, is limited and subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered and will encounter risks and challenges frequently experienced by growing companies with competitive offerings, such as the risks and uncertainties described in this Annual Report on Form 10-K. In addition, our business is affected by general economic and business conditions around the world, including geopolitical and pandemic or epidemic conditions. If our assumptions regarding these risks and uncertainties are incorrect or change due to changes in our markets, or if we do not address these risks successfully, our operating and financial results may differ materially from our expectations and our business may suffer. These risks and challenges include our ability to:

- maintain and increase our number of registered members for our platform;

- maintain and increase our number of customers for our solutions;

- increase revenue from the solutions we provide;

- successfully compete with other companies that are currently in, or may in the future enter, the online professional network space, telehealth, or productivity tools;

- maintain and improve the infrastructure underlying our network, including Amazon Web Services and our apps and websites, including with respect to data protection and cybersecurity;

- maintain and further develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased member usage, as well as the deployment of new features and tools;

- successfully update our network, including expanding our network and offerings, develop and update our apps, features, offerings, and services to benefit our members' experience;

- responsibly use the data that our members share with us to provide solutions that make our members more successful and productive and that are critical to the hiring and marketing needs of enterprises and professional organizations;

- comply with existing and new laws and regulations applicable to our business and our industry;

- process, store, and use personal data in compliance with governmental regulation and other legal obligations related to privacy;

- maintain and enhance the value of our reputation and brand;

- continue to earn and preserve our members' trust with respect to their professional reputation and information;

- effectively manage our growth; and

- hire, integrate, and retain talented people at all levels of our organization.

If we fail to retain existing members or add new members, our revenue, operating results, financial condition, and business may be significantly harmed.

The size of our member base and our members' level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging members.

If medical professionals do not perceive our platform to be useful, reliable, and trustworthy, we may not be able to attract or retain members or otherwise maintain or increase the frequency and duration of their engagement. A decrease in member retention, growth, or engagement could render us less attractive to our pharmaceutical manufacturer and health system customers, which may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect member retention, growth, and engagement, including if:

- we fail to introduce new and improved tools or if we introduce new tools for our members that are not favorably received;

- there are changes in member sentiment about the quality or usefulness of our tools or concerns related to privacy and sharing, safety, security, or other factors;

- we are unable to manage and prioritize information to ensure members are presented with content that is interesting, useful, and relevant to them;

- there are adverse changes in our tools that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

- technical or other problems prevent us from delivering our tools in a rapid and reliable manner or otherwise affect the member experience;

- we adopt policies or procedures related to areas such as sharing our member data that are perceived negatively by our members or the general public; and

- new offerings from our competitors are introduced to the market.

If we are unable to maintain and increase our member base and member engagement, our revenue, operating results, financial condition, business, and future growth potential may be adversely affected.

If we do not continue to attract new customers, or if existing customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional solutions, it could have a material adverse effect on our business, financial condition, and results of operations.

In order to grow our business, we must continually attract new customers, sell additional solutions to existing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. Most customers engage with us on particular marketing programs, either directly or through marketing agencies that act on their behalf. We do not typically enter into long-term contracts with our pharmaceutical manufacturer customers, who represent a significant portion of our revenue. When we do enter into long-term relationships with customers, they can generally terminate their relationship with us or move their marketing activity to a new agency with whom we do not currently do business. Even if we are successful in attracting new customers and their agencies, it may take several months or years for them to meaningfully increase the amount they spend with us. Further, larger pharmaceutical customers with multiple brands typically have brand-level marketing budgets and marketing decision makers, and we may not be able to leverage our success into expanded business with other brands within the customer's portfolio. Moreover, customers may place internal limits on the allocation of their marketing budgets to digital marketing, to particular programs, to a particular marketing vendor, or for other reasons. We may not accurately predict future trends with respect to rates of customer renewals, upgrades, and expansions.

Customers of our Marketing Solutions may not continue to do business with us if their marketing content does not reach their intended audiences. Therefore, we must continue to demonstrate to our customers that using our Marketing Solutions offering is the most effective and cost-efficient way to maximize their results. Similarly, we must demonstrate that our Hiring Solutions are important recruiting tools for enterprises, professional organizations, and individuals and that our Hiring Solutions provide them with access to the target audience. Our Hiring Solutions customers will discontinue their purchases of our solutions if we fail to effectively connect them with the talent they seek. Finally, for our Productivity Solutions, we may not be able to retain existing customers or attract new customers if we fail to provide high quality solutions, if customers are unable to realize the value of our solutions, or if we are not able to measure and demonstrate the value that our solutions provide.

Our customer base may decline or fluctuate due to a number of factors, including the prices of our solutions, the prices of products and services offered by our competitors, reduced hiring by our customers or reductions in their talent or marketing spending levels due to macroeconomic or other factors, and the efficacy and cost-effectiveness of our solutions. In particular, our overall performance depends, in part, on worldwide economic conditions. As our customers react to global economic conditions, including the impact of inflation on wages and labor costs, raw material costs, reduced discretionary spending, and the potential for a global recession, we may see them reduce spending on our solutions and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. In addition, if any of our customers with whom we conduct business are unable to access funds pursuant to instruments or lending arrangements with a financial institution that falls into receivership or experience similar liquidity issues, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. Reductions in spending on our solutions, delays in purchasing decisions, lack of renewals, and an inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, could limit our ability to grow our business and could negatively affect our operating results and financial condition. Internet search engines could also change their methodologies in ways that adversely affect our ability to optimize our page rankings within their search results. If this occurs, our ability to successfully market our services may be harmed. If we are unable to retain and increase sales of our solutions to existing customers and their agencies or attract new ones for any of the reasons above or for other reasons, our business, financial condition, and results of operations could be adversely affected.

Our revenue is relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could slow the growth rate of our revenue or cause our revenue to decline.

For the fiscal year ended March 31, 2024, 2023 and 2022, no customer accounted for 10% or more of total revenue. In addition, some of our customers purchase our services indirectly through marketing agencies, some of whom represent a number of customers. The sudden loss of any of our largest customers or the renegotiation of any of our largest customer contracts, either directly or through marketing agencies, could have a significant impact on our revenue, the growth rate of our revenue, our reputation, and our ability to obtain new customers.

In the ordinary course of business, we engage in active discussions and renegotiations with our customers, either directly or through marketing agencies, in respect of the solutions we provide and the terms of our customer agreements, including our fees. As our customers' businesses respond to market dynamics, financial pressures, and regulatory changes or delays impacting their businesses, and as our customers make strategic business decisions regarding how to market their offerings, our customers seek to, and we expect will continue to seek to, amend the terms of their arrangements with us. In the ordinary course, we renegotiate the terms of our agreements with our customers in connection with renewals or extensions of these

agreements. These discussions and future discussions could result in reductions to the fees and changes to the scope contemplated by our original customer contracts and consequently could negatively impact our revenue, business, and prospects.

Because we rely on a limited number of customers and agencies for a significant portion of our revenue, we depend on the creditworthiness of these entities. If the financial condition of these entities declines, our credit risk could increase. Should one or more of our significant customers or agencies declare bankruptcy, be declared insolvent, or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenue, the collectability of our accounts receivable, and affect our bad debt reserves and net income.

We expect to face increasing competition in the market for our solutions.

We face significant competition across different aspects of our business, and we expect such competition to increase. Our industry and the markets we serve are evolving rapidly and becoming increasingly competitive. Larger and more established companies may focus on our markets and could directly compete with us. Smaller companies could also launch new products and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets for Marketing and Hiring Solutions to continue to focus on these areas. A number of these companies may have greater financial, technological, and other resources than we do and greater name recognition and more established distribution networks and relationships with healthcare providers than us, which may enable them to compete more effectively. Specifically, we compete for medical professionals as members against large technology companies that have developed online networking and collaboration tools like LinkedIn, Facebook, Google, and X (formerly known as Twitter), in addition to smaller, emerging companies.

We also compete to access marketing, hiring, and information technology budgets of pharmaceutical and health system companies as customers for our Marketing, Hiring, and Productivity Solutions. We compete for customers for our Marketing Solutions with online outlets such as health-related websites and mobile apps, like WebMD's Medscape, as well as offline organizations that provide marketing and advertising services that enable pharmaceutical manufacturers and health systems to educate medical professionals. We compete for customers for our Hiring Solutions with large and regional staffing companies, job boards, self-service recruiting tools, and medical recruiting firms. We compete for customers for our Productivity Solutions with other providers of various solutions that aim to improve the productivity of the information technology services inside of health systems. This includes providers of communication solutions, such as Zoom Video Communications and Microsoft Teams, and dedicated telehealth services, such as American Well and Teladoc Health. We also compete with providers of scheduling solutions such as QGenda and a number of emerging AI solutions focusing on health care. We also compete for members, customers, and professional organizations in the market for online professional networks which continues to rapidly evolve. Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of members and customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share, or decreased member engagement, any of which could adversely affect our business and operating results.

If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions, and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing customers and members and our ability to attract new customers and members. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers and members, could make it substantially more difficult for us to attract new customers. Similarly, because our customers often act as references for us with prospective new customers, any existing customer that questions the quality of our work or that of our employees could impair our ability to secure additional new customers. If we do not successfully maintain and enhance our reputation and brand recognition with our members and customers, our business may not grow and we could lose these relationships, which would harm our business, financial condition, and results of operations.

Making business decisions that prioritize the interests of our members may adversely impact our financial results.

Our "physicians first" philosophy may mean we make decisions based on the best interests of our members, which we believe is essential to our success in increasing our member growth rate and engagement, creating value for our members, and in serving the best interests of the Company and our stockholders. Therefore, in the past, we have forgone, and may in the future forgo, certain expansion or revenue opportunities that we do not believe are in the best interests of our members, even if

our decision negatively impacts our operating results. In addition, our philosophy of putting our members first may cause disagreements, or negatively impact our relationships, with our existing or prospective customers. Our decisions may not result in the benefits that we expect, in which case our member engagement, business, and operating results could be harmed.

If our members' profiles are out-of-date, inaccurate, or lack the information that members and customers want to see, we may not be able to realize the full potential of our network, which could adversely impact the growth of our business.

If our members do not update their information or provide accurate and complete information when they join our platform, the value of our platform may be negatively impacted because our value proposition as a professional network and as a source of accurate and comprehensive data will be weakened. For example, incomplete or outdated member information would diminish the ability of our Marketing Solutions customers to reach their target audiences and our ability to provide our customers with valuable insights. Similarly, customers of our Hiring Solutions may not find members that meet their qualifications or may misidentify a candidate as having such qualifications, which could result in mismatches that erode customer confidence in our solutions. Therefore, we must provide features and tools that demonstrate the value of our network to our members and motivate them to contribute additional, timely, and accurate information to their profile and our network. In addition, we must ensure that methods by which we identify relevant audiences for our customers results in accurate targeting. If we fail to successfully undertake these activities, our business and operating results could be adversely affected.

Product offerings in our Productivity Solutions category, such as telehealth, are immature and volatile, and if these markets do not develop, develop more slowly than we expect, or encounter negative publicity, or if we are not successful in demonstrating and promoting the benefits of our solutions, the growth of our business will be harmed.

The product offerings in our Productivity Solutions category include telehealth, on-call scheduling, and AI-supported medical correspondence. Each of these areas are relatively new and unproven, and it is uncertain whether these offerings will achieve and sustain high levels of demand, consumer acceptance, and market adoption. The success of our Productivity Solutions will depend to a substantial extent on the willingness of our members to use, and to increase the frequency and extent of their utilization of, our network, as well as on our ability to demonstrate the value of these offerings to employers, health plans, government agencies, and other purchasers of healthcare for beneficiaries. If any of these events do not occur or do not occur quickly, it could have a material adverse effect on our business, financial condition, and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture, especially given that the majority of our workforce works remotely. We have experienced, and may continue to experience, rapid growth and organizational change, including growth and organizational change resulting from our acquisition of and subsequent integration with other businesses, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in this way, without undermining our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

In addition, to attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize, and retain our employees. We face significant competition for talent from other healthcare, technology, and high-growth companies, which include both large enterprises and privately-held companies. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be adversely affected.

The loss of one or more of any of the pharmaceutical brands that purchase our solutions could cause our revenue to decline.

We sell subscriptions for our marketing solutions across different brands within our pharmaceutical customers. The success of pharmaceutical brands and associated marketing spend can depend on patent life, competition, and other factors. For example, in the past we have lost marketing spend and associated revenue when a pharmaceutical brand marketed on our

platform lost patent protection. The loss of the business of a significant brand could damage our relationship with that customer and its other brands, and our revenue, operating results, financial condition, business, and future growth potential may be adversely affected.

We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We present certain operational metrics herein, including size of our network of medical professionals and other metrics. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring the size of our network and other metrics. For example, we face challenges in accurately calculating the number of practicing doctors or other professionals in our network at a given time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

The market opportunity estimates and growth forecasts that we may issue from time to time are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our estimates and forecasts relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet these size estimates and growth forecasts, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

We have experienced some seasonality in both revenue and net income based on the timing of marketing program subscription launches on our platform and budgetary timing of purchases of additional modules. We may be affected by seasonal trends in the future, particularly as our business matures. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting our future operating results and financial metrics more difficult.

Our operating results have in the past and may in the future continue to fluctuate on a quarterly and annual basis and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our operating results have in the past, and may in the future, continue to fluctuate significantly on a quarterly and annual basis and may fail to match our past performance, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our Class A common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenue and operating results to fluctuate from quarter to quarter include:

- our ability to increase sales of our solutions to new customers and expand sales of additional solutions to our existing customers;

- the extent to which existing customers renew their agreements with us and the timing and terms of those renewals;

- the termination or renegotiation by our significant customers of their agreements with us;

- the entrance of new competitors in our market whether by established companies or new companies;

- changes in our pricing policies or those of our competitors;

- the cost of investing in our technology infrastructure, which may be greater than we anticipate;

- our ability to maintain or increase our member base and member engagement;

- disruptions or outages in our website availability, actual or perceived breaches of privacy, and compromises of our member data; and

- general industry and macroeconomic conditions which could adversely impact sales.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates". The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, the fair values of acquired intangible assets and goodwill, the useful lives of long-lived assets, the valuation of the Company's common stock and stock-based awards, fair value of contingent earn-out consideration, and deferred income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.

We are subject to stringent and changing laws, regulations, self-regulatory schemes, contractual obligations, and standards related to privacy, data protection, and information security. The actual or perceived failure by us, our customers, partners, or vendors to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, and share (collectively, "Process", or "Processing") sensitive, confidential, and proprietary information (collectively, "Sensitive Information") in connection with providing our services.

There are numerous domestic and foreign laws, regulations, self-regulatory schemes, and standards regarding privacy, data protection, and information security and Processing (collectively, "Data Protection Laws"), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent across jurisdictions or in conflict with each other. The regulatory framework for privacy, data protection, and information security issues worldwide is evolving and is likely to remain in flux for the foreseeable future. Various governmental and consumer agencies have also called for new regulations and changes in industry practices. Practices regarding privacy, data protection, and information security have been under increased public and regulatory scrutiny. The actual or perceived failure to address or comply with applicable Data Protection Laws by us or our customers, partners, or vendors, or any enforcement actions against us or our customers, partners, or vendors regarding any Data Protection Laws, could increase our compliance and operational costs, expose us to regulatory scrutiny, actions, fines, and penalties, result in reputational harm, lead to a loss of customers, reduce the use of our services, result in litigation and liability, have a material adverse effect on our business operations or financial results, or otherwise result in other material harm to our business.

We are a "Business Associate" as defined under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which we collectively refer to as HIPAA, and the U.S. Department of Health and Human Services Office of Civil Rights, or OCR, may impose significant penalties on a Business Associate for a failure to comply with an applicable requirement of HIPAA. Penalties may include civil monetary penalties, criminal monetary penalties and imprisonment. The U.S. Department of Justice, or the DOJ, is responsible for criminal prosecutions under HIPAA. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for HIPAA violations, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing individuals' health information. Furthermore, in the event of a breach as defined by HIPAA, the Business Associate may have to comply with specific reporting requirements under HIPAA regulations.

The security measures that we and our third-party vendors and subcontractors have in place in an effort to ensure compliance with privacy and data protection laws may not protect our facilities and systems from security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors, or other similar events. Under the HITECH Act, as a Business Associate, we may also be liable for privacy and security breaches and failures of our subcontractors. Even though we believe that we provide for appropriate protections through our agreements with our subcontractors, we still have limited control over their actions and practices. A breach of privacy or security of individually identifiable health information by a subcontractor may result in an enforcement action, including criminal and civil liability, against us. We are not able to predict the extent of the impact such incidents may have on our business. Enforcement actions against us could be costly and could interrupt regular operations, which may adversely affect our business.

Applicable Data Protection Laws may also include state medical privacy laws, including those related to mental health and substance use treatment, and the provision of healthcare services, as well as federal and state consumer protection laws. These laws may not be preempted by HIPAA, may be more protective than HIPAA, and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our customers and partners and potentially exposing us to additional expense, adverse publicity and liability, any of which could adversely affect our business. Federal and state consumer protection laws are increasingly being applied by the U.S. Federal Trade Commission, or FTC, and states' attorneys general to regulate the Processing of personal or personally identifiable information, through websites or otherwise, and to regulate the presentation of website content. The FTC in particular has approved consent decrees resolving complaints and their resulting investigations into the privacy and security practices of a number of online social media companies. These reviews can and have resulted in changes to our solutions and policies, and could result in additional changes in the future. If we are unable to comply with any such reviews or decrees that result in recommendations or binding changes, or if the recommended changes result in degradation of our solutions, our business could be harmed.

In addition, U.S. states have begun to introduce more comprehensive Data Protection Laws. For example, the California Consumer Privacy Act, or CCPA, went into effect in January 2020 and established a new privacy framework for covered businesses such as ours that expands the scope of personal information and provides new privacy rights for California residents. These changes required us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood and cost of data breach litigation. Additionally, the California Privacy Rights Act, or CPRA, went into effect on January 1, 2023 and significantly modified the CCPA by, among other things, creating a dedicated privacy regulatory agency, requiring businesses to implement data minimization and data integrity principles, and imposing additional requirements for contracts addressing the processing of personal information.

In addition to Data Protection Laws, we are or may be subject to the terms of our internal and external policies, representations, publications, frameworks, self-regulatory standards, and industry certification commitments (collectively, "Privacy Policies"), and contractual obligations to third parties related to privacy, data protection, and information security (collectively, "Data Protection Obligations"), including the Payment Card Industry Data Security Standards ("PCI-DSS"), the rules imposed by credit card brands (e.g., VISA and Mastercard), and Security Organization Control 2 certification commitments. We strive to comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations, but we may at times fail to do so or may be perceived to have failed to do so, in which case we may be subject to and suffer a material harm to our business. For example, in the event we fail to comply with the PCI-DSS, we could be in breach of our obligations under customer and other contracts. Moreover, despite our efforts, we may not be successful in achieving compliance if our personnel, customers, partners, or vendors do not comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations. We may be subject to and suffer material harm to our business if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups or others, which may cause us material reputational harm.

Further, our customers may expect us to comply with more stringent privacy, data protection, and information security requirements than those imposed by applicable Data Protection Laws, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. For example, our mobile application is distributed through third-party platforms such as those operated by Apple and Google. These third parties may impose technical and privacy, data protection, and information security requirements on companies that distribute applications through their platforms. These requirements are subject to change and may adversely impact our ability to Process personal information. Complying with these requirements may cause us to incur additional expense, and the failure to comply with these requirements may cause us to lose access to the app store and users, and our business would be harmed.

New or amended Data Protection Laws, and changes in the interpretation of existing Data Protection Laws and our Data Protection Obligations, could impair our, our customers', our partners', or our vendors' ability to Process personal information, which could have a material adverse effect on our business, financial condition, and results of operations. The enactment of the

CCPA has prompted similar legislative developments in other states, which could create the potential for a patchwork of overlapping but different state laws. The federal government is also considering comprehensive privacy legislation. If we begin to conduct business in Europe, complying with the General Data Protection Regulation, or GDPR, would entail significant costs and increase our liability risks. The GDPR imposes more stringent data protection requirements and would require us to undertake significant operational changes in order to comply, which could have a material adverse effect on our business, financial condition, and results of operations.

In view of applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations imposing complex and burdensome obligations, and with substantial uncertainty in their interpretation and compliance, we have faced and may face challenges in addressing and complying with them, and fundamentally changing our business activities, Privacy Policies, and practices, and may expend significant resources in an effort to do so, any of which could result in material harm to business, financial condition, results of operations, or other harm.

In addition, our platform utilizes artificial intelligence and machine learning technology (collectively, "AI") to provide services, and our employees and personnel may use AI to perform their work. Our offering of and use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering laws governing the development, deployment and use of AI. We expect other jurisdictions will adopt similar laws. These obligations may make it harder for us to offer services with AI or conduct our business using AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI, or prevent or limit our use of AI. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI, the models we use could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. If we cannot use or are restricted in using AI technologies, our service offerings may be impacted, our business may be less efficient, or we may be at a competitive disadvantage.

If our security measures are compromised now or in the future, or the security, confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, limited, or fails, this could have a material adverse effect on our business, financial condition, and results of operations.

Our platform involves the storage and transmission of Sensitive Information. As a result, unauthorized access, security breaches, incidents, or compromises as a result of third-party action (e.g., cyber-attacks), employee error, product defect, malfeasance, or other factors could result in the loss of information, inappropriate use of or access to information, service interruption, service degradation, outages, service level credits, litigation, indemnity obligations, damage to our reputation, and other liability. Our platform also utilizes AI to provide services, and this technology may be susceptible to cybersecurity threats. While we maintain and continue to improve our security measures, we may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target. Moreover, the detection, prevention, and remediation of known or unknown security vulnerabilities, including those arising from third-parties, is becoming increasingly expensive and may cause us to incur significant costs in the future. We process significant amounts of Sensitive Information, including protected health information, personal information, data concerning our members, and in some cases, limited amounts of data concerning the patients they treat in connection with our members' utilization of our network and related services. While we have implemented security measures to protect such data, techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems are constantly evolving, and we may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or our systems. We may use third-party service providers and subprocessors to help us deliver services and engage in Processing on our behalf, including, without limitation, the processing of payment card information. If we, our service providers, partners, or other relevant third parties have experienced or in the future experience any security incidents that result in any data loss, deletion or destruction, unauthorized access to, loss of, unauthorized acquisition or disclosure of, or inadvertent exposure of, Sensitive Information, or compromise related to the security, confidentiality, integrity, or availability of our (or their) information technology, software, services, communications, or data (collectively, a Security Breach), it may result in material harm to our business, including, without limitation, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, and financial loss.

Our service is vulnerable to threat actors, software bugs, malicious code (such as computer viruses and internet worms), personnel theft or misuse, break-ins, phishing attacks, denial-of-service attacks (including credential stuffing), ransomware attacks, natural disasters, terrorism, war, telecommunication and electrical failures, server malfunction, software or hardware failures, loss of data or other computer assets, adware, or other similar issues or other attacks or similar disruptions, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to or acquisition of data.

We may be required to expend significant resources, fundamentally change our business activities and practices, or modify our services, software, operations, or information technology in an effort to protect against security breaches, incidents, or compromises and to mitigate, detect, and remediate actual and potential vulnerabilities. Applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations may require us to implement specific security measures or use industry-standard or reasonable measures to protect against security breaches, incidents, or compromises. The recovery systems, security protocols, network protection mechanisms, and other security measures that we (and our third parties) have integrated into our platform, systems, networks, and physical facilities, which are designed to protect against, detect, and minimize security breaches, incidents, or compromises, may not be adequate to prevent or detect service interruption, system failure, or data loss.

Applicable Data Protection Laws, Privacy Policies, or Data Protection Obligations may require us to notify affected individuals, regulators, customers, credit reporting agencies, and others in the event of a security breach, incident, or compromise. Patients about whom we obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations. Claims that we have violated individuals' privacy rights or breached our Data Protection Obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Although we maintain insurance for our business, the coverage under our policies may not apply to the liabilities or damages as a result of the events referenced above or be adequate to compensate us for all losses that may occur. There can also be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above.

In addition, a substantial portion of our workforce is currently working remotely on a part- or full-time basis. This could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions. Any of the foregoing could have a material adverse effect on us.

We rely on evolving technologies, including network and mobile infrastructure, as well as our own capabilities, to maintain and scale our business and maintain competitiveness. Any significant interruptions or delays in service in our products, on our apps or websites or any undetected errors or design faults could adversely affect our business, financial condition, and results of operations.

We depend on the use of information technologies and systems, developing technologies, and our reputation and ability to acquire, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features, and reliability of our solutions in response to competitive services and offerings. We expect the use of alternative platforms such as tablets and wearables will continue to grow and the emergence of niche competitors who may be able to optimize offerings, services, or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, have made it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design, and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and network capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our offerings, our business, financial condition, and results of operations could be adversely affected.

Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems, and standards, including iOS and Android; the availability of our mobile apps in app stores and in "super-app" environments; and the creation, maintenance, and development of relationships with key participants in related industries, some of which may also be our competitors. In addition, if accessibility of various apps is limited by executive order or other government actions, the full functionality of devices may not be available to our customers. Moreover, third-party platforms, services, and offerings are constantly evolving, and we may not be able to modify our platform to assure its compatibility with those of third parties. If we lose such interoperability, we experience difficulties or increased costs in integrating our offerings into alternative devices or systems, or manufacturers or operating systems elect not to include our offerings, make changes that degrade the functionality of our offerings, or give preferential treatment to competitive products,

the growth of our business, results of operations, and financial condition could be materially adversely affected. This risk may be exacerbated by the frequency with which consumers change or upgrade their devices. In the event consumers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our customer engagement may be harmed.

AI and ML serve a key role in many of our services. As with many technological innovations, AI and ML present risks and challenges that could affect its adoption, and therefore our business. AI and ML present emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability. Potential government regulation in the space of AI and ML ethics also may increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm or legal liability. Failure to address AI and ML ethics issues by us or others in our industry could undermine public confidence in AI and ML and slow adoption of AI and ML in our products and services.

We may become subject to enforcement actions or litigation as a result of our or our members' failure to comply with laws and regulations relating to communications, even though noncompliance was inadvertent or unintentional.

We maintain systems and procedures designed to ensure that our communications and the communications made by members and others using our platform comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time.

For example, members use our platform to engage in telephone, text message, and facsimile communications with patients and other doctors and healthcare professionals. There are a number of federal and state laws and regulations potentially applicable to such communications, including the federal Telephone Consumer Protection Act, or TCPA, and those laws and regulations are continuously evolving. A determination by a court or regulatory agency that any of these laws and regulations are applicable to or operate to prohibit or limit telephone, text message, and facsimile communications made by members or others using our platform could invalidate all or some portions of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our service fees, and could have an adverse effect on our business. In addition, if a court or regulatory agency determines that communications made by members or others using our platform violate any of these laws or regulations and that we are responsible for the violation, we may be subject to substantial damages, substantial civil penalties, and adverse publicity that could have a material adverse effect on our business and financial condition. For violations of the TCPA, the law provides for a private right of action under which a plaintiff may recover statutory damages of $500 for each call, text message, or facsimile made in violation of the statute's prohibitions. A court also may treble the amount of damages upon a finding of a "willful or knowing" violation of the statute. There is no statutory cap on maximum aggregate exposure. In addition, the Federal Communications Commission, or FCC, which implements and enforces the TCPA, a state attorney general or other federal and state regulators may seek civil penalties in an enforcement action for violations of the TCPA or other laws and regulations potentially applicable to telephone, text message, and facsimile communications made by members or others using our platform.

We may incur liability as a result of information retrieved from or transmitted over the Internet or published using our platform and legislation regulating content on our platform may require us to change our solutions or business practices and may adversely affect our business and financial results.

Because our platform allows for the exchange of news, information, and other content, we may face claims relating to the content that is published or made available on our platform. In particular, the nature of our business exposes us to claims related to defamation, dissemination of misinformation, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, and breach of contract, among others.

In the United States, the Communications Decency Act, or CDA, provides statutory protections to online service providers like us who distribute third-party content. However, in the United States, government authorities, elected officials, and political candidates have called for amendments to Section 230 of the CDA that would purport to limit or remove protections afforded to interactive computer service providers and our current protections from liability for third-party content in the United States could decrease or change. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our platform.

Content-related legislation or judicial review may require us to change our solutions or business practices, increase our compliance costs, or otherwise impact our operations or our ability to provide services in certain geographies. In addition, we could incur significant costs investigating and defending claims for violating such requirements and, if we are found liable, significant damages.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations, the mix and level of earnings in a given taxing jurisdiction, or our ownership or capital structures.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of March 31, 2024, we accumulated $5.3 million of state net operating loss carryforwards, or NOLs, to reduce future taxable income, portions of which will begin to expire in 2035. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income or taxes may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5 percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Based on an assessment of our historical ownership changes through March 31, 2024, we do not anticipate a current limitation on the tax attributes. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to limitations as a result of ownership changes that may occur in the future.

Under current law, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely. Such U.S. federal net operating losses generally may not be carried back to prior taxable years, except that net operating losses generated in 2018, 2019, and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, for tax years beginning after December 31, 2020, the deductibility of U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, is limited to 80% of taxable income. Our net operating losses may also be impaired or restricted under state law. At the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could increase or permanently accelerate state taxes owed. For example, California imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2022.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. The market for such positions is competitive, especially in the San Francisco Bay Area. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees, in particular our Chief Executive Officer, or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our operating results and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and most employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations may be materially adversely affected.

We may become subject to litigation, which could have a material adverse effect on our business, financial condition, and results of operations.

We have been subject to litigation in the past, and may become subject to litigation in the future. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which we are not, or cannot be, insured against. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured

levels, could adversely impact our earnings and cash flows, thereby having a material adverse effect on our business, financial condition, results of operations, cash flow, and per share trading price of our Class A common stock. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and adversely impact our ability to attract directors and officers.

Volatility in capital markets and lower market prices for many securities may affect our ability to access new capital through sales of shares of our Class A common stock or the issuance of indebtedness, which may harm our liquidity, limit our ability to grow our business, pursue acquisitions, or improve our operating infrastructure and restrict our ability to compete in our markets.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and tools or enhance our existing solutions, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we have engaged and may continue to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Volatility in capital markets and lower market prices for many securities may, among other things, affect our ability to access new capital on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies, tools, or solutions, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us.

We have completed acquisitions in recent years, including Curative Talent in fiscal 2021 and AMiON in fiscal 2023, and we may in the future consider opportunities to acquire or make additional investments in new or complementary businesses, technologies, offerings, tools, or solutions, or enter into strategic alliances, that may enhance our capabilities and platform in general, complement our current offerings, or expand the breadth of our markets. Our ability to successfully grow through these types of strategic transactions depends upon our ability to identify, negotiate, acquire, and integrate suitable target businesses, technologies, tools, and solutions and to obtain any necessary financing, and is subject to numerous risks, including:

- failure to identify acquisition, investment, or other strategic alliance opportunities that we deem suitable or available on favorable terms;

- problems integrating the acquired business, technologies, tools, or solutions, including issues maintaining uniform standards, procedures, controls, and policies;

- integrating personnel from the acquired company;

- unanticipated costs associated with acquisitions, investments, or strategic alliances;

- adverse impacts on our overall margins;

- diversion of management's attention from our existing business;

- risks associated with entering new markets in which we may have limited or no experience;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. In the future, if our acquisitions do not yield expected returns, we may be required to take impairment charges to our results of operations based on our impairment assessment process, which could harm our results of operations.

We may experience challenges with managing the integration and growth related to these acquisitions or other future acquisitions. The operation and integration of the acquired technologies and business operations may require substantial financial costs and management attention. If we fail to manage such integration processes in a timely and effective manner, our

business and financial results may suffer. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, technologies, tools, and solutions effectively, our business, financial condition, and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenue.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed solutions and to pursue new markets. Proposing, negotiating, and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenue and could be terminated prior to developing any solutions.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators' or our future solutions. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We may be unable to successfully execute on our growth initiatives, business strategies, or operating plans.

We are continually executing on growth initiatives, strategies, and operating plans designed to enhance our business and extend our solutions. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating our business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If for any reason the benefits we realize are less than our estimates, or the implementation of these growth initiatives, strategies, and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, and results of operations may be materially adversely affected.

We employ third-party licensed software and software components for use in or with our solutions, and the inability to maintain these licenses or the presence of errors or security vulnerabilities in the software we license could limit the functionality of our solutions and result in increased costs or reduced service levels, which could adversely affect our business.

Our network incorporates or utilizes certain third-party software and software components obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In addition, if the third-party software

we utilize has errors, security vulnerabilities, or otherwise malfunctions, the functionality of our solutions may be negatively impacted and our business may suffer.

We rely on software-as-a-service, or SaaS, technologies from third parties.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services, and data storage services. For example, we rely on Amazon Web Services for a substantial portion of our computing and storage capacity, and rely on Google for storage capacity and collaboration tools. We are also highly dependent on our technology integration with products offered by certain third parties. Amazon Web Services provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. Similarly, Google provides us with storage capacity and certain collaboration tools, and also may non-renew its agreement by providing 15 days' notice prior to the end of the then-current term. Some of our other vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions, because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired, and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could harm our business, financial condition, and results of operations.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on relationships with various third parties, including access to platforms and content providers and distributors to grow our business, authors who provide content (including learning and development material), and channel partners. Identifying, negotiating, and maintaining relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our agreements with technology and content providers and similar third parties are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing services. In some cases, in particular with respect to content providers, these relationships are undocumented, or, if there are agreements in place, they may be easily terminable. Our competitors may be effective in providing incentives to these parties to favor their solutions or may prevent us from developing strategic relationships with these parties. These third parties may decide that working with us is not in their interest. In addition, these third parties may not perform as expected under our agreements with them, and we have had, and may in the future have, disagreements or disputes with these parties, which could negatively affect our brand and reputation. It is possible that these third parties may not be able to devote the resources we expect to the relationship or they may terminate their relationships with us. Further, as members increasingly access our services through mobile devices, we are becoming more dependent on the distribution of our mobile applications through third parties, and we may not be able to access their application program interfaces or be able to distribute our applications or provide ease of integration, and this may also impact our ability to monetize our mobile solutions. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our business could be impaired, and our operating results could suffer. Even if we are successful, these relationships may not result in improved operating results.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our solutions and services. In addition, we obtain a portion of the data that we use from government entities, public records, and our partners for specific partner engagements. We believe that we have all rights necessary to use the data that is incorporated into our solutions and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and solutions.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our solutions and services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide solutions and services to our partners would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology, and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Changes in accounting rules, assumptions, and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, and financial condition or result of operations.

We are subject to income taxes in the United States and our tax provision could also be impacted by changes in accounting principles and changes in U.S. federal and state tax laws applicable to corporations. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, and the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, of 2020 significantly changed how the U.S. Department of Treasury imposes income taxes on U.S. corporations. For tax years beginning after December 31, 2021, the Tax Act eliminated the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize U.S.-based research and development expenditures over five years. This legislation has accelerated the utilization of our net operating losses and research and development tax credits in the U.S. federal and state jurisdictions. We made significant judgments and assumptions in the interpretation of these laws and in our calculations reflected in our financial statements. The U.S. Department of Treasury, the Internal Revenue Service, or the IRS, and other standard-setting bodies may issue additional guidance on how the provisions of the Tax Act and CARES Act will be applied or otherwise administered, and additional accounting guidance or interpretations may be issued in the future that is different from our current interpretation.

Additionally, as an example, on August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which includes changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income" for certain large corporations which will not be effective until fiscal year 2024 and a 1% excise tax on share repurchases after December 31, 2022. We are accruing excise tax on net share repurchases as applicable.

Our ability to limit our liabilities by contract or through insurance may be ineffective or insufficient to cover our future liabilities.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes, or security breaches. Contractual limitations on liability, however, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages and we are not always able to negotiate meaningful limitations. We maintain liability insurance coverage, including coverage for cybersecurity and errors and omissions. It is possible, however, that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time-consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our solutions and services, any of which could materially and adversely affect our reputation and our business.

Our business could be disrupted by a pandemic, epidemic, or outbreak of an infectious disease.

Any pandemic, endemic or other infectious disease may adversely affect our business, results of operations, and financial condition by causing us to change the way we or our customers or members conduct business and engage with us. As an example, the COVID-19 pandemic, including its variants, affected our business operations, including, among other impacts, causing the majority of our employees to work from home, impacting the way our customers engage with our business, and influencing the regulatory framework in which we operate. Even though the COVID-19 pandemic has been declared to no longer be a public health emergency, we still may experience material adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future. The full extent to which it will impact our business, results of operations, and financial condition is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted.

While the potential economic impact and the duration of any pandemic, epidemic, or outbreak of an infectious disease may be difficult to assess or predict, such events have resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. The impact of any pandemic, epidemic, or outbreak of an infectious disease on the needs, expectations, and spending levels of our customers could impact our ability to maintain or grow our business and, as a result, our operating and financial results could be adversely affected.

To the extent that a pandemic adversely affects our business, financial condition, and results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Our business could be disrupted by catastrophic events such as power disruptions, data security breaches, and terrorism.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, commerce, and the global economy, and thus could harm our business. In the event of a major earthquake, hurricane, fire, cyber-attack, major political disruption, any U.S. federal government debt default due to a failure to increase the debt ceiling, war, terrorist attack, disease, pandemic or epidemic, power loss, telecommunications failure, or other catastrophic events, we may be unable to continue our operations, in part or in whole, and may endure reputational harm, breaches of data security, and loss of critical data, all of which could harm our business, results of operations, and financial condition. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster, such as fires, floods, severe weather, droughts, and travel-related health concerns including pandemics and epidemics. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, access to our platform could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver our platform and solution to our customers and members would be impaired or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business, financial condition, and results of operations would be harmed.

We have implemented a disaster recovery program that allows us to move website traffic to a backup data center in the event of a catastrophe. This allows us the ability to move traffic in the event of a problem, and the ability to recover in a short period of time. However, to the extent our disaster recovery program does not effectively support the movement of traffic in a timely or complete manner in the event of a catastrophe, our business and results of operations may be harmed.

We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition, and results of operations that may result from interruptions in access to our platform as a result of system failures.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.

Our reputation and/or business could be negatively impacted by ESG matters and/or other reporting of such matters.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning matters relating to environmental social and governance factors ("ESG"), both in the United States and internationally. We communicate certain ESG-related initiatives and/or commitments regarding environmental matters, diversity, and other matters on our website and elsewhere. These initiatives or commitments could be difficult or costly to achieve. We could fail to achieve, or be perceived to fail to achieve, our ESG-related initiatives or commitments. In addition, we could be criticized for the timing, scope or nature of these activities, or for any revisions to them. To the extent that our disclosures about ESG matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure to achieve our ESG-

related initiatives or commitments could negatively impact our reputation, result in ESG-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, and manage all the risks our business encounters. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation, or be subject to litigation or regulatory actions that could adversely affect our business, financial condition, or results of operations.

For example, we have put into place various policies and practices intended to reduce exposure to credit risk. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our policies and practices may not be sufficient to withstand the impact of such events which could therefore adversely affect our business, financial condition, or results of operations.

Although we are not a borrower or party to any instruments with a financial institution currently in receivership, if any of our lenders or counterparties to any such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may incur significant additional costs and expenses, including costs and expenses associated with obligations relating to being a public company, which will require significant resources and management attention and may divert focus from our business operations, and we may generate losses in the future.

We incur significant expenses in developing our technology, marketing, and providing the tools and solutions we offer, and acquiring members and customers. Our costs may increase due to our continued new product development and general administrative expenses, such as legal and accounting expenses related to becoming and being a public company. As a public company, we will continue to incur significant legal, accounting, insurance, and other expenses, which we expect to further increase now that we are no longer an "emerging growth company." Compliance with these reporting requirements and other rules of the SEC and the rules of the New York Stock Exchange have and will continue to increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and improving our business, operating results, financial condition, and prospects. If we fail to manage these additional costs or increase our revenue, we may incur losses in the future.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, now that we are no longer an "emerging growth company," an independent registered public accounting firm must also issue a report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations, and financial condition and could cause a decline in the market price of our Class A common stock.

The process of designing and implementing internal controls over financial reporting is time consuming, costly, and complicated. If during the evaluation and testing process, we identify one or more material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented,

designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

Risks Related to Intellectual Property

We may not be able to halt the operations of entities that copy our intellectual property or that aggregate our data as well as data from other companies, including social networks, or copycat online services that may misappropriate our data. These activities could harm our brand and our business.

From time to time, third parties may try to access content or data from our networks through scraping, robots, or other means and use this content and data or combine this content and data with other content and data as part of their services. These activities could degrade our brand, negatively impact our website performance, and harm our business. We have employed contractual, technological, or legal measures in an attempt to halt unauthorized activities, but these measures may not be successful. In addition, if our members and customers do not comply with our terms of service, they also may be able to abuse our tools, solutions, and services and provide access to our solutions and content to unauthorized users. We may not be able to detect any or all of these types of activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop these actions. In some cases, particularly in the case of online services operating from outside of the United States, our available legal remedies may not be adequate to protect our business against such activities. Regardless of whether we can successfully enforce our rights against these parties, any measures that we may take could require us to expend significant financial or other resources.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition, and results of operations.

Our commercial success depends on our ability to develop and commercialize our services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any material claims from third parties asserting infringement of their intellectual property rights.

Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. Whether merited or not, we have in the past and may in the future face allegations that we, our partners, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. In some cases, rather than licensing third party content, we rely on the doctrine of fair use as we incorporate excerpts of third party content in a curated content feed for our users, and we may face allegations that such use of third party content does not qualify to be treated as a fair use. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management's attention and financial resources, and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our solutions or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected solutions and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees, or grant cross-licenses to intellectual property rights for our solutions

and services. We may also have to redesign our solutions or services so they do not infringe third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and solutions may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology, license the technology on reasonable terms, or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our solutions.

Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations.

We pursue the registration of our domain names, trademarks, and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Effective trade secret, patent, copyright, trademark, and domain name protection is expensive to obtain, develop, and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We have invested in and may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. Our trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have not yet obtained any issued patents that provide protection for our technology or products, and we cannot guarantee that any of our pending patent applications will result in any issued patents. Moreover, any issued patents we obtain may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain patents on our innovations, or successfully assert any patents we may pursue in litigation or pre-litigation campaigns.

Monitoring unauthorized use of the content on our apps and websites, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. We may not be successful in stopping unauthorized use of our content or other intellectual property or technology. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.

We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could

adversely affect our business and results of operations. If we fail to maintain, protect, and enforce our intellectual property, our business and results of operations may be harmed.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our intellectual property in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We believe that our brand is critical to the success of our business, and we utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or solutions in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations, and prospects.

Our solutions utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

Our solutions include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated

conditions or restrictions on our ability to market our solutions. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in a certain manner. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions and services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide non-infringement warranties or warranties related to the performance or suitability of the software. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be affected. If licenses to third-party intellectual property rights are, or become required for us, to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations, and prospects.

We rely on third-party platforms, such as the Apple App Store and Google Play App Store, to distribute our platform and offerings.

Our apps are accessed and operate through third-party platforms or marketplaces, including the Apple App Store and Google Play App Store, which also serve as significant online distribution platforms for our apps. As a result, the expansion and

prospects of our business and our apps depend on our continued relationships with these providers and any other emerging platform providers that are widely adopted by consumers. We are subject to the standard terms and conditions that these providers have for application developers, which govern the content, promotion, distribution, and operation of apps on their platforms or marketplaces, and which the providers can change unilaterally on short or no notice. Our business would be harmed if the providers discontinue or limit our access to their platforms or marketplaces; the platforms or marketplaces decline in popularity; the platforms modify their algorithms, communication channels available to developers, respective terms of service or other policies, including fees; the providers adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our apps in order to ensure that consumers can continue to access and use our platform.

If alternative providers increase in popularity, we could be adversely impacted if we fail to create compatible versions of our apps in a timely manner, or if we fail to establish a relationship with such alternative providers. Likewise, if our current providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these platforms or marketplaces have been unavailable for short periods of time. If this or a similar event were to occur on a short- or long-term basis, or if these platforms or marketplaces otherwise experience issues that impact the ability of consumers to download or access our apps and other information, it could have a material adverse effect on our brand and reputation, as well as our business, financial condition, and operating results.

Risks Related to the Healthcare Industry

The healthcare regulatory and political framework is uncertain and evolving.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. Certain regulatory changes that have occurred in response to the COVID-19 pandemic created opportunities for us. For example, many states expanded Medicaid and commercial coverage for telehealth, in many cases at parity with in-person services. A number of these regulatory changes have remained in place beyond the formal conclusion of COVID-19 as a public health emergency. However, it cannot be determined how long these measures will stay in place and to the extent that states do not maintain this reimbursement parity, this could lower usage of our network. In addition, OCR had announced that they would not impose penalties for noncompliance with the regulatory requirements under the HIPAA Rules for covered healthcare providers in connection with good faith provision of telehealth during the COVID-19 nationwide public health emergency. With the formal conclusion of the public health emergency designation, the OCR likewise ended its lifting of enforcement activity, and the resumption of OCR enforcement activity could negatively impact usage on our network.

Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition, and results of operations.

Many healthcare industry participants are consolidating to create larger and more integrated healthcare delivery systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our customers' organizations may grow. If a customer experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our solutions and services. In addition, as healthcare providers and life sciences companies consolidate to create larger and more integrated healthcare delivery systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our solutions and services. Finally, consolidation may also result in the acquisition or future development by our healthcare provider and life sciences customers of solutions and services that compete with our solutions and services. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition, and results of operations.

If we or our customers fail to comply with federal and state healthcare laws, including those governing fee-splitting, our business, and financial relationships, we or our customers may be subject to significant administrative, civil, and criminal penalties.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state, and local governmental entities. The impact of these regulations can adversely affect us even though we may not be directly regulated by certain specific healthcare laws and regulations. We must ensure that our solutions and services can be used by our customers in a manner that complies with those laws and regulations. Inability of our customers to

do so could affect the marketability of our solutions and services or our compliance with our customer contracts, or even expose us to direct liability under the theory that we had assisted our customers in a violation of healthcare laws or regulations.

For example, many states limit the scope of business relationships between business entities and medical professionals, particularly with respect to fee-splitting. While many states' fee-splitting laws only prohibit a physician from sharing medical fees with a referral source, some states have interpreted certain management agreements between business entities and physicians as unlawful fee-splitting. Statutes and regulations relating to the practice of medicine, fee-splitting, and similar issues vary widely from state to state. Because these laws are often vague, their application is frequently dependent on court rulings and attorney general opinions. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. However, regulatory authorities or other parties, including our providers, may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with our provider customers constitute unlawful fee-splitting. These laws generally prohibit us from exercising control over the medical judgments or decisions of physicians and non-physician healthcare providers and from engaging in certain financial arrangements, such as splitting professional fees with healthcare providers. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our provider customers, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our provider customers that interfere with our business and other materially adverse consequences. Further, certain laws may apply to us indirectly through our relationships with healthcare professionals. For example, certain federal and state anti-kickback and false claims laws may apply to us indirectly through our arrangements with healthcare professionals and entities.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Any failure of our solutions or services to comply with these laws and regulations could result in substantial administrative, civil, or criminal liability and could, among other things, adversely affect demand for our services, force us to expend significant capital, research and development, and other resources to address the failure, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payors, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business. Even an unsuccessful challenge by regulatory authorities of our activities could result in adverse publicity and could require a costly response from us.

Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our customers use our solutions for business activities that are subject to a complex regime of laws and regulations, including requirements regarding processing of health data (as set forth in 45 CFR Part 164 of HIPAA), and other state, local, and federal laws and regulations. Our solutions are expected to be capable of use by our customers in compliance with such laws and regulations. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly and include validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes.

As we increase the number of solutions we offer, the complexity of adjusting our solutions to comply with legal and regulatory changes will increase. If we are unable to effectively manage this increase or if we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers.

Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which our solutions are used could result in fines, penalties, or claims for substantial damages against our customers that may harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to lawsuits that, even if unsuccessful, could divert our resources and our management's attention and adversely affect our business and customer relationships, and our insurance coverage may not be sufficient to cover such claims against us.

Evolving government regulations may increase our costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

Further, we cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action, particularly following any changes in the Presidential administration. The introduction of new solutions may require us to comply with additional, yet undetermined, laws and regulations.

In the event that we must modify our operations to comply with future laws, such modifications may undermine our existing and future offerings' attractiveness to customers, and our revenue may decline and our business, financial condition, and results of operations could be adversely affected.

Risks Related to Ownership of Our Class A Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors of our Class A common stock.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial conditions and results of operations;

- the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

- changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- changes in our board of directors or management;

- sales of large blocks of our Class A common stock, including sales by certain affiliates of Jeff Tangney, Emergence Capital Partners II, L.P., or Emergence Capital Partners, or our executive officers and directors;

- lawsuits threatened or filed against us;

- anticipated or actual changes in laws, regulations, or government policies applicable to our business;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales, hedging, and other derivative transactions involving our capital stock;

- general economic conditions in the United States, including inflation and the interest rate environment and the impact of any U.S. federal government debt default due to a failure to increase the debt ceiling;

- "flash crashes," "freeze flashes," or other glitches that disrupt trading on the securities exchange on which we are listed;

- other global economic or political events or factors, including those resulting from war, pandemics, incidents of terrorism, or responses to these events; and

- the other factors described in the sections of this Annual Report on Form 10-K titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

The stock market has experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in

substantial costs, divert management's attention and resources, and harm our business, financial condition, and results of operations.

The dual class structure of our common stock has the effect of concentrating voting control with our executive officers (including our Chief Executive Officer) and directors and their affiliates; this will limit or preclude your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock, including our executive officers and directors and their affiliates, together hold approximately 83% of the voting power of our outstanding capital stock as of March 31, 2024. Because of the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a substantial majority of the combined voting power of our common stock and therefore, assuming no material sales of such shares, will be able to control all matters submitted to our stockholders for approval until ten years from the date the Company filed its final prospectus with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, or the Securities Act, on June 25, 2021, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, our executive officers (including our Chief Executive Officer), employees, directors and their affiliates retain a significant portion of their holdings of Class B common stock for an extended period of time, they could, in the future, continue to control a majority of the combined voting power of our Class A common stock and Class B common stock.

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

In the future, we may sell Class A common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We expect to issue securities to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities, or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, our investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock, including our Class A common.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Class A common stock could decline.

If our existing stockholders sell substantial amounts of our Class A common stock in the public market in a short period of time, the market price of our Class A common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of Class A common stock could also depress our market price. Our executive officers and directors and certain of our stockholders are subject to the Rule 144 holding period requirements. After the holding periods have elapsed and, in the case of restricted stock, the shares have vested, additional shares will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

In addition, certain stockholders have rights, under our investors' rights agreement, to require us to register shares owned by them for public sale in the United States. We also have certain holders of outstanding options that, if fully exercised, would result in the issuance of shares of Class A common stock. All of the shares of Class A common stock issuable upon the exercise of stock options and the shares reserved for future issuance under our equity compensation plans have been registered for public resale under the Securities Act. As a result, subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Sales of our Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Additionally, certain of our employees, executive officers, and directors have entered into, and may further enter into, Rule 10b5-1 trading plans providing for sales of shares of our Class A common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information, subject to the Rule 144 requirements referred to above.

If securities or industry analysts do not publish or cease publishing research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- amendments to certain provisions of our amended and restated certificate of incorporation or amendments to our amended and restated bylaws generally require the approval of at least 66 2/3% of the voting power of our outstanding capital stock;

- our dual class common stock structure, which provides certain affiliates of Jeff Tangney and Emergence Capital Partners, individually or together, with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A common stock and Class B common stock;

- our staggered board of directors;

- at any time when the holders of our Class B common stock no longer beneficially own, in the aggregate, at least the majority of the voting power of our outstanding capital stock, our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- vacancies on our board of directors are able to be filled only by our board of directors and not by stockholders, subject to the rights granted pursuant to the stockholders agreement;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors or our Chief Executive Officer, as applicable, or a majority of our board of directors;

- restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders (other than the parties to our stockholders agreement) to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could

limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated bylaws designate specific state or federal courts located as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

- any action asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or

- any action asserting a claim that is governed by the internal affairs doctrine, or Delaware Forum Provision.

The Delaware Forum Provision does not apply to any causes of action arising under the Securities Act or the Exchange Act. Further, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing risks from cybersecurity threats. We have implemented a cybersecurity risk management program informed by and incorporating elements of recognized industry standards, such as the National Institute of Standards and Technology Cybersecurity Framework. This program, which is integrated into our overall enterprise risk management strategy, is designed to identify, assess, and mitigate critical risks from cybersecurity threats. Our cybersecurity risk management program is overseen by our Chief Technology Officer and is supported by a third-party information technology vendor who, as appropriate, helps to assess our cybersecurity program against industry standards. Our cybersecurity program includes safeguards such as firewalls, DDoS mitigation tools, data encryption technologies, and authentication controls such as multi-factor authentication. We monitor our cybersecurity posture through periodic risk assessments and external audits, which are reviewed primarily by our Chief Technology Officers and others as needed and incorporated into our overall enterprise cyber strategy and risk management program. Additionally, we have adopted an incident response plan which has been designed to identify and manage significant events that may impact our information technology infrastructure, including those arising from or related to cybersecurity threats.

We have also implemented a process to assess and review the cybersecurity practices of certain third-party vendors and service providers, such as those that may have access to restricted systems and data, including through review of System and Organization Controls (SOC) reports prior to onboarding. As appropriate, we also include contractual requirements regarding cybersecurity practices in third-party contracts.

We have a security awareness training program, required for all employees and contractors upon onboarding and on an annual basis thereafter, that is designed to raise awareness of cybersecurity threats across functions as well as to encourage consideration of cybersecurity risks across our Company. As part of this employee training program, we periodically conduct phishing simulations designed to raise employee awareness of such risks.

To date, we have not identified any cybersecurity incidents or threats that have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, like other companies in our industry, we and our third-party vendors may, from time to time, experience threats and security incidents that could affect our information or systems. For more information, see *"Risk Factors—Risks Related to Our Business—If our security measures are compromised now or in the future, or the security, confidentiality, integrity, or availability of our information technology, software, services, communications, or data is compromised, limited, or fails, this could have a material adverse effect on our business, financial condition, and results of operations."*

Governance Related to Cybersecurity Risks

Our Chief Technology Officer is responsible for the establishment and maintenance of our cybersecurity risk management processes, including the day-to-day oversight of the assessment and management of cybersecurity risks. Our Chief Technology Officer has over 15 years of experience in software development and security architecture. Our Chief Technology Officer provides reports to and meets periodically with our General Counsel to discuss and review our information security and cybersecurity risk management processes.

Our Board of Directors has delegated oversight of the Company's enterprise risk management processes, including those related to cybersecurity risks, to the audit committee of the Board of Directors (the "Audit Committee"). Our General Counsel, following consultation with our Chief Technology Officer, provides updates to the Audit Committee concerning our cybersecurity program at its regular meetings, and the General Counsel and Chief Technology Officer provide a deeper review of the cybersecurity program, including information concerning areas of potential critical risk, to the Audit Committee approximately annually. The chair of the Audit Committee provides an overview of these updates to the Board following these sessions. In addition, the management team would escalate awareness of any material incidents to the Audit Committee promptly, should such an event occur.

Item 2. Properties

Our corporate headquarters is located in San Francisco, California and consists of approximately 9,197 square feet of space under a lease that expires on December 31, 2025. We also lease office space in Irving, Texas. We lease all of our facilities and do not own any real property. We believe that our facilities are sufficient to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Item 3. Legal Proceedings

Beginning in April 2024, the Company and certain of our directors and officers have been named in lawsuits in the United States District Court for the Northern District of California. The first lawsuit captioned Kissler v. Doximity, Inc., et al. (Apr. 17, 2024) is a putative securities class action brought on behalf of our investors from February 9, 2022 and April 1, 2024 and asserts claims against the Company, our CEO and CFO for misrepresentations and omissions about our growth and profitability. The second lawsuit captioned Dalton v. Doximity, Inc., et al. (May 9, 2024) is brought derivatively on behalf of the Company, and asserts claims for, among other things, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste against certain of our directors and officers on a similar basis to the securities lawsuit. Other similar lawsuits or proceedings may be initiated in the future. The defendants intend to defend vigorously against these actions.

For further discussion around our legal proceedings, please refer to Note 15—Commitments and Contingencies included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "DOCS" and began trading on June 24, 2021. Prior to that date, there was no public trading market for our Class A common stock. There is no established public trading market for our Class B common stock.

Holders of Record

As of May 16, 2024, there were 465 stockholders of record of our Class A common stock and 59 stockholders of record for our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance under Equity Compensation Plans

Refer to "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" included in Part III, Item 12 of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Recent Sales of Unregistered Equity Securities

None.

Use of Proceeds

On June 28, 2021, we closed our IPO of 22,505,750 shares of our Class A common stock sold by us, including 3,495,000 shares pursuant to the exercise of the underwriters' option to purchase additional shares of our Class A common stock, and 4,289,250 shares of Class A common stock sold by an existing stockholder, at an offering price of $26.00 per share, resulting in proceeds to us of $548.5 million after deducting underwriting discounts and commissions as well as deferred offering costs. All of the shares issued and sold in our IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-256584), which was declared effective by the SEC on June 23, 2021. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Piper Sandler & Co., William Blair & Company, L.L.C., Canaccord Genuity LLC, Needham & Company, LLC, Raymond James & Associates, Inc., and SVB Leerink LLC acted as underwriters for the offering. We incurred offering expenses of approximately $5.5 million. No payments for such expenses were made to our directors or officers or their associates, holders of 10% or more of any class of our equity securities, or to our affiliates. Upon completion of the sale of the shares of our Class A common stock referenced in the preceding sentences, the IPO terminated. There has been no material change in the planned use of proceeds from our IPO from those disclosed in the Final Prospectus.

Issuer Purchases of Equity Securities

The following table presents information with respect to the repurchases of our Class A common stock during the three months ended March 31, 2024:

Period	Total Number of Shares Repurchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
January 1 - 31, 2024	—	$ —	—	$ 61,982
February 1 - 29, 2024	—	$ —	—	$ 61,982
March 1 - 31, 2024	787,054	$ 27.60	787,054	$ 40,258
Total	787,054		787,054	

_____

(1) On October 26, 2023, the Company's board of directors authorized a program to repurchase up to $70 million of the Company's Class A common stock over a period of 12 months. The repurchases can be executed through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The graph below shows the cumulative total return to our stockholders between June 24, 2021 (the date that our Class A common stock commenced trading on the NYSE) through March 31, 2024 in comparison to the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes (i) that $100 was invested in each of our Class A common stock, the S&P 500 Index, and the S&P 500 Information Technology Index at their respective closing prices on June 24, 2021 and (ii) reinvestment of gross dividends. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance.



Comparison of Cumulative Total Return

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and accompanying notes that are included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, as described under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled "Risk Factors" or in other parts of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

A discussion regarding our financial condition and results of operations for the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 and filed with the SEC on May 26, 2023.

Overview

We are the leading digital platform for U.S. medical professionals, as measured by the number of members. Our members include more than 80% of U.S. physicians, spanning all 50 states and every medical specialty.

Our mission is to help every physician be more productive and provide better care for their patients. We are physicians-first, putting technology to work for doctors instead of the other way around. That guiding principle has enabled Doximity to become an essential and trusted professional platform for physicians. Our physician cloud puts modern software in the hands of physicians and other medical professionals, enabling our members to collaborate with colleagues, stay up to date with the latest medical news and research, manage their careers and on-call schedules, streamline documentation and administrative paperwork, and conduct virtual patient visits. Our revenue-generating customers, primarily pharmaceutical manufacturers and healthcare systems, have access to a suite of commercial solutions that benefit from broad physician usage.

At the core of our platform is the largest medical professional network in the nation, which creates proximity within our community of doctors and hundreds of thousands of other medical professionals. Verified members can search and connect with colleagues and specialists, which allows them to better coordinate patient care and streamline referrals. Our newsfeed addresses the ever increasing sub-specialization of medical expertise and volume of medical research by delivering news and information that is relevant to each physician's clinical practice. We also support physicians in their day-to-day practice of medicine with mobile-friendly and easy-to-use productivity tools such as voice and video dialer, secure messaging, digital faxing, and Doximity GPT. Our business model is designed to both respect and support physicians while driving value for our customers through our Marketing, Hiring, and Productivity Solutions. Our revenue-generating customers, primarily pharmaceutical manufacturers and health systems, have access to a suite of commercial solutions that benefit from broad physician usage.

Our business model has delivered high revenue growth at scale with profitability. For the fiscal years ended March 31, 2024, 2023 and 2022, we recognized revenue of $475.4 million, $419.1 million, and $343.5 million, respectively, representing year-over-year growth rates of 13% and 22%, respectively. Our net income was $147.6 million, $112.8 million, and $154.8 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. For the fiscal years ended March 31, 2024, 2023 and 2022, we generated adjusted EBITDA of $230.5 million, $184.0 million, and $150.3 million, respectively. We have accomplished this while focusing on our core mission to help every physician be more productive and provide better care for their patients.

Key Business and Financial Metrics

We monitor a number of key business and financial metrics to assess the health and success of our business, including:

Customers with Trailing 12-Month Subscription Revenue Greater than $100,000 and $500,000. The number of customers with trailing 12-month ("TTM") subscription revenue greater than $100,000 and $500,000 is a key indicator of the scale of our business, and is calculated by counting the number of customers that contributed more than $100,000 and $500,000, respectively, in subscription revenue in the TTM period. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity, and we present our total customer count for historical periods reflecting these adjustments.

The number of customers with at least $100,000 and $500,000 of revenue has grown steadily in recent years as we have engaged new customers and expanded within existing ones. These cohorts of customers accounted for approximately 90% and 81%, respectively, of our revenue in fiscal 2024.

	March 31,		
	2024	**2023**	**2022**
Number of customers with at least $100,000 of revenue	296	294	251
Number of customers with at least $500,000 of revenue	98	80	71

Net Revenue Retention Rate. Net revenue retention rate is calculated by taking the TTM subscription-based revenue from our customers that had revenue in the prior TTM period and dividing that by the total subscription-based revenue for the prior TTM period. For the purposes of this calculation, subscription revenue excludes subscriptions for individuals and small practices and other non-recurring items. Our net revenue retention rate compares our subscription revenue from the same set of customers across comparable periods, and reflects customer renewals, expansion, contraction, and churn. Our net revenue retention rate is directly tied to our revenue growth rate and thus fluctuates as that growth rate fluctuates.

	March 31,		
	2024	**2023**	**2022**
Net revenue retention rate	114 %	117 %	157 %

Components of Results of Operations

Revenue

Marketing Solutions. Our customers purchase a subscription to Marketing Solutions, either directly or through marketing agencies, for the ability to share tailored content on the Doximity platform via a variety of modules for defined time periods. We generally bill customers a portion of the contract upon contract execution and then bill throughout the remainder of the contract based on various time-based milestones. Generally, we bill in advance of revenue recognition. When revenue is recognized in advance of billings, we record unbilled revenue. Unbilled revenue is recorded on the consolidated balance sheets within prepaid expenses and other current assets. Subscriptions to Marketing Solutions include the following contractual arrangements:

- Subscriptions for specific modules delivered on a monthly basis to a consistent number of targeted Doximity members during the subscription period. Pricing is based on the number and composition of the targeted Doximity members, and on the specific modules purchased.

- Integrated subscriptions for a fixed subscription fee that are not tied to a single module, allowing customers to utilize any combination of modules during the subscription period.

For these subscription-based contractual arrangements, we recognize revenue over time as control of the service is transferred to the customer.

Hiring Solutions. We provide customers access to our platform which enables them to post job openings or deliver a fixed number of monthly messages to our network of medical professionals. Hiring Solutions contracts are noncancelable and customers are billed in annual, quarterly, or monthly installments in advance of the service period, and revenue is recognized ratably over the contractual term.

We also generate revenue from temporary and permanent medical recruiting services which we charge on an hourly-fee, and retainer and placement-fee basis, respectively. For the fiscal years ended March 31, 2024, 2023, and 2022, the revenue from temporary and permanent medical recruiting services was not significant to our total revenue.

Cost of Revenue

Cost of revenue is primarily comprised of expenses related to cloud hosting, personnel-related expenses for our customer success team, costs for third-party platform access, information technology and software-related services and contractors, and other services used in connection with the delivery and support of our platform. Our cost of revenue also includes the amortization of internal-use software development costs, editorial and other content-related expenses, and allocated overhead. Cost of revenue is driven by the growth of our member network and utilization of our productivity tools. We intend to continue to invest additional resources in our cloud infrastructure and our customer support organizations to support the growth of our business.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. Gross profit and gross margin has been and will continue to be affected by a number of factors, including the timing of our acquisition of new customers and sales of additional solutions to existing customers, the timing and extent of our investments in our operations, cloud hosting costs, growth in our customer success team, and the timing of amortization of internal-use software development costs. We expect our gross margin to remain relatively steady over the near term, although our quarterly gross margin is expected to fluctuate from period to period depending on the interplay of these and other factors.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative, and restructuring expenses.

Research and Development

Research and development expense is primarily comprised of personnel-related expenses associated with our engineering and product teams who are responsible for building new products and improving existing products. Research and development expense also includes costs for third-party services and contractors, information technology and software-related costs, and allocated overhead. Other than internal-use software development costs that qualify for capitalization, research and development costs are expensed as incurred. We expect research and development expenses will increase on an absolute dollar basis as we continue to grow our platform and product offerings.

Sales and Marketing

Sales and marketing expense is primarily comprised of personnel-related expenses, sales incentive compensation, advertising costs, travel, and other event expenses. Sales and marketing expense also includes costs for third-party services and contractors, information technology and software-related costs, allocated overhead, amortization of intangible assets, and change in fair value of contingent earn-out consideration liability. We capitalize sales incentive compensation that is considered to be an incremental and recoverable cost of obtaining a contract with a customer. These sales incentive compensation costs are amortized over the period of benefit. We expect sales and marketing expense to increase and to be our largest expense on an absolute basis.

General and Administrative

General and administrative expense is primarily comprised of personnel-related expenses associated with our executive, finance, legal, human resources, information technology, and facilities employees. General and administrative expense includes fees for third-party legal and accounting services, insurance expense, information technology and software-related costs, and allocated overhead. We expect that general and administrative expense will increase on an absolute dollar basis as we incur compliance costs associated with being a publicly-traded company, including legal, audit, and consulting fees.

Restructuring

Restructuring expense primarily consists of severance payments, employee benefits, and stock-based compensation in relation to the modification of equity awards associated with the management-approved plan. One-time employee termination benefits are recognized at the time of communication of the terms of the plan to the employees, unless future service is required, in which case the costs are recognized over the future service period.

Other Income, Net

Other income, net consists primarily of investment income earned on our cash equivalents and marketable securities.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in U.S. federal, state, and local jurisdictions in which we conduct business. We continue to maintain a valuation allowance related to specific net deferred tax assets where it is not more likely than not that the deferred tax assets will be realized, which includes Arizona research and development credits, California alternative minimum tax credits, and capital loss carryforwards. Our effective income tax rate generally differs from the U.S. statutory tax rate of 21.0% primarily due to U.S. federal and state research and development tax credits, stock-based compensation related tax benefits, change in valuation allowance, and state income taxes.

Results of Operations

The following tables set forth our consolidated results of operations data and such data as a percentage of revenue for the periods presented.

		Fiscal Year Ended March 31,		
		2024	2023	2022
		(in thousands)		
Revenue	$	475,422	$ 419,052	$ 343,548
Cost of revenue[1]		50,669	53,490	39,787
Gross profit		424,753	365,562	303,761
Operating expenses:				
Research and development[1]		81,983	80,186	62,350
Sales and marketing[1]		133,129	123,523	92,129
General and administrative[1]		37,827	36,745	35,746
Restructuring[1]		7,936	—	—
Total operating expenses		260,875	240,454	190,225
Income from operations		163,878	125,108	113,536
Other income, net		21,324	8,048	469
Income before income taxes		185,202	133,156	114,005
Provision for (benefit from) income taxes		37,620	20,338	(40,778)
Net income	$	147,582	$ 112,818	$ 154,783

_____

(1)   Costs and expenses include stock-based compensation expense as follows:

		Fiscal Year Ended March 31,		
		2024	2023	2022
		(in thousands)		
Cost of revenue	$	9,479	$ 9,634	$ 4,979
Research and development		11,978	12,583	7,065
Sales and marketing		16,857	16,939	8,108
General and administrative		9,116	8,678	11,290
Restructuring	$	3,646	$ —	$ —
Total stock-based compensation expense	$	51,076	$ 47,834	$ 31,442

	Fiscal Year Ended March 31,		
	2024	2023	2022
	(percentages of revenue)		
Revenue	100 %	100 %	100 %
Cost of revenue	11	13	12
Gross profit	89	87	88
Operating expenses:			
Research and development	17	19	18
Sales and marketing	28	29	27
General and administrative	8	9	10
Restructuring	2	0	0
Total operating expenses	55	57	55
Income from operations	34	30	33
Other income, net	5	2	—
Income before income taxes	39	32	33
Provision for (benefit from) income taxes	8	5	(12)
Net income	31 %	27 %	45 %

Comparison of the Fiscal Years Ended March 31, 2024 and 2023.

Revenue

| | Fiscal Year Ended March 31, | | Change | |
| | 2024 | 2023 | $ | % |
	(in thousands, except percentages)			
Revenue	$ 475,422	$ 419,052	$ 56,370	13 %

Revenue for the fiscal year ended March 31, 2024 increased $56.4 million as compared to the fiscal year ended 2023. The increase was primarily driven by a $60.3 million increase in subscription revenue. Of the increase in subscription revenue, $9.4 million was driven by the addition of new subscription customers[1] and $50.9 million was due to the expansion of existing customers. The expansion of existing customers was primarily driven by average revenue per existing Marketing Solutions customer increasing by 19% as a result of adding new and growing existing brands and service lines. Approximately 95% of our revenue for the fiscal year ended March 31, 2024 was derived from subscription customers. The remaining change in revenue was due to a reduction in permanent placement recruiting services.

Cost of revenue, gross profit, and gross margin

| | Fiscal Year Ended March 31, | | Change | |
| | 2024 | 2023 | $ | % |
	(in thousands, except percentages)			
Cost of revenue	$ 50,669	$ 53,490	$ (2,821)	(5)%
Gross profit	$ 424,753	$ 365,562	$ 59,191	16 %
Gross margin	89 %	87 %		

Cost of revenue for the fiscal year ended March 31, 2024 decreased $2.8 million as compared to the fiscal year ended 2023, primarily driven by a decrease in personnel-related costs as a result of a reduction in average headcount due to the Company's restructuring plan executed in August 2023 and a decrease in other third-party expenses.

The gross margin for the fiscal year ended March 31, 2024 increased due to growth in our revenue as well as a reduction in our costs of revenue as a result of the Company's restructuring plan executed in August 2023.

Operating Expenses

Research and development

| | Fiscal Year Ended March 31, | | Change | |
| | 2024 | 2023 | $ | % |
	(in thousands, except percentages)			
Research and development	$ 81,983	$ 80,186	$ 1,797	2 %

Research and development expense for the fiscal year ended March 31, 2024 increased $1.8 million as compared to the fiscal year ended 2023, primarily driven by a $1.2 million increase in third-party contractor costs and a $1.0 million increase in hosting and software license costs associated with running operations and ongoing projects and services to continuously improve and optimize our products and services.

Sales and marketing

| | Fiscal Year Ended March 31, | | Change | |
| | 2024 | 2023 | $ | % |
	(in thousands, except percentages)			
Sales and marketing	$ 133,129	$ 123,523	$ 9,606	8 %

Sales and marketing expense for the fiscal year ended March 31, 2024 increased $9.6 million as compared to the fiscal year ended 2023, primarily driven by a $3.9 million increase in market research and trade shows, a $1.6 million increase in personnel-related costs due to merit increases offset by reduction in average headcount as a result of the Company's restructuring plan executed in August 2023, a $1.4 million increase in software-related costs, and a $0.9 million increase in employee events and travel-related expenses.

---

[1] We define new subscription customers as revenue generating subscription customers in the current fiscal period who did not contribute any revenue for the same period in the prior fiscal year.

General and administrative

	Fiscal Year Ended March 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
General and administrative	$ 37,827	$ 36,745	$ 1,082	3 %

General and administrative expense for the fiscal year ended March 31, 2024 increased $1.1 million as compared to the fiscal year ended 2023, primarily driven by a $1.0 million increase in accounting and legal fees.

Restructuring

	Fiscal Year Ended March 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
Restructuring	$ 7,936	$ —	$ 7,936	NM

In August 2023, the Company initiated a restructuring plan to better align the Company's resources with its priorities and reduced its workforce by 10%. The $7.9 million in restructuring charges incurred during the fiscal year ended March 31, 2024 consisted of $4.3 million of severance payments and employee benefits and $3.6 million of stock-based compensation expense for the accelerated vesting of equity awards.

Other income, net

	Fiscal Year Ended March 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
Other income, net	$ 21,324	$ 8,048	$ 13,276	165 %

Other income, net for the fiscal year ended March 31, 2024 increased $13.3 million as compared to the fiscal year ended 2023, primarily driven by increases in interest income due to higher yields earned on our cash equivalents and marketable securities portfolio and a higher average portfolio balance.

Provision for income taxes

	Fiscal Year Ended March 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
Provision for income taxes	$ 37,620	$ 20,338	$ 17,282	85 %

Income tax expense for the fiscal year ended March 31, 2024 increased $17.3 million as compared to the fiscal year ended 2023, primarily driven by higher income before taxes and decreased tax deductions from stock award activities, offset by transferable federal tax credits and the release of a valuation allowance associated with California research and development tax credits that are expected to be utilized.

NM: Percentage not meaningful.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through proceeds received from sales of equity securities and payments received from our customers. As of March 31, 2024, our principal sources of liquidity were cash and cash equivalents and marketable securities of $762.9 million. Our marketable securities consist of U.S. government and agency securities, corporate notes and bonds, commercial paper, asset-backed securities, and sovereign bonds.

In June 2021, we completed our IPO, in which we issued and sold 22,505,750 shares of our Class A common stock at $26.00 per share, including 3,495,000 shares issued upon the exercise of the underwriters' option to purchase additional shares. We received proceeds of $548.5 million after deducting underwriting discounts and commissions as well as deferred offering costs.

The Company's board of directors authorized various programs to repurchase up to $340 million of the Company's Class A common stock. Under these programs, the Company repurchased and retired 13,790,535 shares of Class A common stock. All of these programs were completed as of October 2023.

On October 26, 2023, the Company's board of directors authorized a program to repurchase up to $70 million of the Company's Class A common stock over a period of 12 months. The repurchases are subject to general business and market conditions and other investment opportunities and may be executed through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans. Immediately upon the repurchase of any shares of Class A common stock, such shares shall be retired by the Company and shall automatically return to the status of authorized but unissued shares of Class A common stock. As of March 31, 2024, the Company repurchased and retired 1,119,014 shares of Class A common stock for an aggregate purchase price of $29.7 million. As of March 31, 2024, $40.3 million remained available and authorized for repurchase.

Effective January 1, 2023, the Company's share repurchases in excess of allowable share issuances are subject to a 1% excise tax as a result of the Inflation Reduction Act of 2022. During the fiscal year ended March 31, 2024, the Company incurred excise taxes of $1.5 million, all of which remained unpaid as of March 31, 2024. The Company did not incur any excise taxes during the prior year.

We believe that our existing cash and cash equivalents and marketable securities will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, timing of share repurchases, and the timing and extent of spending to support research and development efforts. Further, we may in the future enter into arrangements to acquire or invest in businesses and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition, and results of operations could be adversely affected.

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

For further details regarding our cash requirements from noncancelable operating lease obligations and other contractual commitments, see Note 15—Commitments and Contingencies and Note 16—Leases included in Part II, Item 8 of this Annual Report on Form 10-K.

Cash Flows

	Fiscal Year Ended March 31,		
	2024	2023	2022
	(in thousands)		
Net cash provided by operating activities	$ 184,096	$ 179,602	$ 126,575
Net cash provided by (used in) investing activities	$ 31,186	$ (59,923)	$ (640,574)
Net cash provided by (used in) financing activities	$ (276,524)	$ (74,461)	$ 560,415

Net cash provided by operating activities

Cash provided by operating activities was $184.1 million for the fiscal year ended March 31, 2024. This consisted of net income of $147.6 million, adjusted for non-cash items of $61.0 million and a net outflow from operating assets and liabilities of $24.5 million. Non-cash items primarily consisted of stock-based compensation expense of $51.1 million, depreciation and amortization expense of $10.3 million, amortization of deferred contract costs of $8.9 million, non-cash lease expense of $2.1 million, partially offset by deferred income taxes of $8.6 million and accretion of discount on marketable securities of $5.2 million. The net outflow from operating assets and liabilities was driven by a $20.5 million increase in prepaid expenses and other assets primarily due to the prepayment of taxes, an $8.6 million increase in deferred contract costs due to increased sales activity, a decrease of $6.1 million in deferred revenue due to the timing of customer billings and program launches. The outflows were partially offset by an $8.3 million increase in accounts payable, accrued expenses, and other liabilities which was primarily due to the timing of transferable tax credit payments and a $4.0 million decrease in accounts receivable due to the timing of billings and collections. During the fiscal years ended March 31, 2024 and 2023, the Company made $51.3 million and $5.2 million, respectively, in payments for taxes. The increase in cash paid for income taxes was partially related to the Tax Cuts and Jobs Act of 2017, which eliminated the option to deduct research and development expenditures and required taxpayers to capitalize and amortize them over five or fifteen years. Although Congress is considering legislation that would defer the amortization requirement to later years, we have no assurance that the provision will be so deferred, repealed or

otherwise modified. The requirement may also reduce our cash flows from operating activities in future periods, the amounts and specific periods of which we are unable to estimate at this time.

Cash provided by operating activities was $179.6 million for the fiscal year ended March 31, 2023. This consisted of net income of $112.8 million, adjusted for non-cash items of $87.8 million and a net outflow from operating assets and liabilities of $21.0 million. Non-cash items primarily consisted of stock-based compensation expense of $47.8 million, deferred income taxes of $13.2 million, depreciation and amortization expense of $10.3 million, amortization of deferred contract costs of $8.8 million, and amortization of the premium on marketable securities of $3.1 million. The net outflow from operating assets and liabilities was driven by a $26.2 million increase in accounts receivable due to the growth of our business and the timing of collections, an $8.5 million increase in deferred contract costs due to increased sales activity, and a $3.4 million increase in prepaid expenses and other assets. These outflows were partially offset by an increase of $17.5 million in deferred revenue due to the timing of customer billings and program launches.

Net cash provided by (used in) investing activities

Cash provided by investing activities was $31.2 million for the fiscal year ended March 31, 2024, which primarily consisted of proceeds from the maturities of marketable securities of $435.2 million and proceeds from the sale of marketable securities of $74.7 million. These inflows were partially offset by $472.9 million of marketable securities purchases and $5.7 million for internal-use software development costs.

Cash used in investing activities was $59.9 million for the fiscal year ended March 31, 2023, which primarily consisted of $190.6 million of marketable securities purchases, $53.5 million paid for the acquisition of AMiON, $4.5 million for internal-use software development costs, and $1.7 million for purchases of property and equipment. These payments were partially offset by proceeds from the sale of marketable securities of $107.2 million and proceeds from the maturities of marketable securities of $83.1 million.

Net cash provided by (used in) financing activities

Cash used in financing activities was $276.5 million for the fiscal year ended March 31, 2024, which primarily consisted of common stock repurchases of $280.7 million, $6.8 million of taxes paid related to the net share settlement of equity awards, and $5.4 million of payments for contingent consideration related to the AMiON acquisition. These payments were partially offset by $12.9 million of proceeds from the exercise of stock options and common stock warrants and $3.4 million of proceeds from the issuance of common stock related to the employee stock purchase plan.

Cash used in financing activities was $74.5 million for the fiscal year ended March 31, 2023, which primarily consisted of common stock repurchases of $85.3 million and $3.8 million of taxes paid related to the net share settlement of equity awards. These payments were partially offset by $9.9 million of proceeds from the exercise of stock options and common stock warrants and $4.8 million of proceeds from the issuance of common stock related to the employee stock purchase plan.

Non-GAAP Financial Measures

We use adjusted EBITDA and free cash flow to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Adjusted EBITDA

We define adjusted EBITDA as net income before interest, income taxes, depreciation, and amortization, and as further adjusted for acquisition and other related expenses, stock-based compensation expense, restructuring expense, change in fair value of contingent earn-out consideration liability, and other income, net. Net income margin represents net income as a percentage of revenue and adjusted EBITDA margin represents adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA is a key measure we use to assess our financial performance and is also used for internal planning and forecasting purposes. We believe adjusted EBITDA is helpful to investors, analysts, and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods.

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to the financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use these measures or may calculate these measures differently than as presented in this Annual Report on Form 10-K, limiting their usefulness as comparative measures.

The following table presents a reconciliation of net income to adjusted EBITDA, adjusted EBITDA margin, and net income margin (in thousands, except percentages):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Net income	$ 147,582	$ 112,818	$ 154,783
Adjusted to exclude the following:			
Acquisition and other related expenses	—	30	254
Stock-based compensation	47,430	47,834	31,442
Depreciation and amortization	10,265	10,283	5,040
Provision for (benefit from) income taxes	37,620	20,338	(40,778)
Restructuring expense	7,936	—	—
Change in fair value of contingent earn-out consideration liability	951	728	—
Other income, net	(21,324)	(8,048)	(469)
Adjusted EBITDA	$ 230,460	$ 183,983	$ 150,272
Revenue	$ 475,422	$ 419,052	$ 343,548
Net income margin	31 %	27 %	45 %
Adjusted EBITDA margin	48 %	44 %	44 %

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our overall performance. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our financial position.

We calculate free cash flow as cash flow from operating activities less purchases of property and equipment and internal-use software development costs.

Although we believe free cash flow is a useful indicator of business performance, free cash flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of free cash flow are that it may not properly reflect future contractual commitments that have not been realized in the current period. Our free cash flow may not be comparable to similarly titled measures of other companies because they may not calculate free cash flow in the same manner as we calculate the measure, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of our free cash flow to the most comparable GAAP measure, net cash provided by operating activities, for each of the periods indicated (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 184,096	$ 179,602	$ 126,575
Purchases of property and equipment	(147)	(1,701)	(1,912)
Internal-use software development costs	(5,654)	(4,483)	(3,785)
Free cash flow	$ 178,295	$ 173,418	$ 120,878
Other cash flow components:			
Net cash provided by (used in) investing activities	$ 31,186	$ (59,923)	$ (640,574)
Net cash provided by (used in) financing activities	$ (276,524)	$ (74,461)	$ 560,415

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of our financial statements also requires us to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are

differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies included in Part II, Item 8 of this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe the below policies are the most critical to aid in fully understanding and evaluating our consolidated financial statements.

Revenue Recognition

Marketing Solutions customers may purchase a subscription for a specific module to be used over a defined period of time. These customers may purchase more than one module with either the same or different subscription periods. Each module targets a consistent number of Doximity members per month for the duration of the subscription period. The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on their own and each subscription can be sold standalone. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress. The total transaction price is allocated to the individual module subscriptions, which represent separate performance obligations, based on the relative standalone selling price. We commence revenue recognition when the first content for the specific module is launched on the platform for the initial monthly period and revenue is recognized over time as each subsequent content period is delivered.

Marketing Solutions customers may also purchase integrated subscriptions for a fixed subscription fee that are not tied to a single module but allow customers to utilize any combination of modules during the subscription period subject to limits on the total number of modules launched in a given period of time, active at any given time, and members targeted. These represent stand-ready obligations in that the delivery of the underlying sponsored content is within the control of the customer and the extent of use in any given period does not diminish the remaining services. For these integrated campaign subscriptions, we record revenue ratably over the subscription period commencing with the beginning of the subscription term.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense in the consolidated statements of operations over the requisite service period, which is generally the vesting period of the respective award.

Determining the grant-date fair value of stock options, warrants, and purchase rights under the employee stock purchase plan, or ESPP, requires judgment. We estimate the fair value of restricted stock units, or RSUs, at our stock price on the grant date. We use the Black-Scholes option-pricing model to determine the fair value of stock options, warrants, and the ESPP. The determination of the grant-date fair value using the Black-Scholes model is affected by the fair value of our common stock and assumptions regarding a number of other complex and subjective variables. These assumptions include the expected term of the award, the expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award, and expected dividends.

Business Combinations

The results of businesses acquired in business combinations are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. The purchase price allocation process requires management to make significant judgment and estimates, including the selection of valuation methodologies, estimates of future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates. These factors are also considered in determining the useful life of the acquired intangible assets. These estimates are based in part on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain. We engage the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in business combinations.

Contingent earn-out consideration payable in cash arising from business combinations is recorded at fair value as a liability on the acquisition date and remeasured at each reporting date. Changes in fair value are recorded in sales and marketing expenses in the consolidated statements of operations. Determining the fair value of the contingent earn-out consideration each period requires management to make assumptions and judgments. These estimates involve inherent uncertainties, and if different assumptions had been used, the fair value of contingent consideration could have been materially different from the amounts recorded. The significant inputs used in the fair value measurement of the contingent earn-out consideration liability are the discount rate and the timing and amounts of the future payments, which are based upon estimates of future achievement of the performance metrics.

Transaction-related costs are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations.

Recent Accounting Pronouncements

Refer to Note 2—Summary of Significant Accounting Policies included in Part II, Item 8 of this Annual Report on Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within the United States and we do not have any foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and inflation.

Interest Rate Risk

Our cash and cash equivalents and marketable securities primarily consist of cash on hand and highly liquid investments in money market funds, corporate notes and bonds, asset-backed securities, commercial paper, U.S. government and agency securities, and sovereign bonds. As of March 31, 2024 and 2023, we had cash and cash equivalents of $96.8 million and $158.0 million and marketable securities of $666.1 million and $683.0 million, respectively. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

A hypothetical 100 basis point increase in interest rates would have resulted in a decrease of $3.4 million and $5.0 million, respectively, in the market value of our cash equivalents and marketable securities as of March 31, 2024 and March 31, 2023. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investments caused by a change in interest rates are recorded in other comprehensive income and are realized in net income only if we sell the underlying securities.

Impact of Inflation

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, financial condition, and results of operations.

DOXIMITY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 8. Financial Statements and Supplementary Data

	Page(s)
Report of Independent Registered Public Accounting Firm (PCAOB ID 34)	59
Consolidated Balance Sheets	62
Consolidated Statements of Operations	63
Consolidated Statements of Comprehensive Income	64
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity	65
Consolidated Statements of Cash Flows	67
Notes to Consolidated Financial Statements	69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Doximity, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Doximity, Inc. and subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, redeemable convertible preferred stock and stockholders' equity, and cash flows, for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition–Subscriptions–Refer to Notes 2 and 3 to the financial statements

Critical Audit Matter Description

The Company enters into subscription revenue contracts to host customer-sponsored content on their platform and provide access to the Company's professional database of healthcare professionals for referral or marketing purposes for defined subscription periods. These contracts are in the form of (i) module-specific subscriptions, for which revenue recognition commences when the first content for the specific module is launched on the platform for the initial monthly period, and recognized over time as each subsequent content period is delivered and (ii) integrated subscriptions, for which revenue is recognized ratably over the subscription period commencing with the beginning of the subscription term. Management identifies and evaluates the relevant contractual terms in its higher value subscription revenue contracts ("contract terms and conditions") based on its accounting policy in order to determine the pattern of revenue recognition.

Given the significance of the proper identification and evaluation of contract terms and conditions to the pattern of revenue recognition, performing audit procedures to evaluate whether management properly identified and evaluated the relevant contract terms and conditions that impact the pattern of revenue recognition required a high degree of auditor judgment and an increased extent of effort.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's identification and evaluation of the contract terms and conditions within higher value subscription revenue contracts and the resulting impact on the pattern of revenue recognition included the following, among others:

- We assessed management's significant accounting policies related to revenue recognition for compliance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers.
- We tested the effectiveness of controls over subscription contract revenue, including those over the identification and evaluation of contract terms and conditions and the resulting impact on revenue recognition.
- We selected a sample of higher value subscription revenue contracts and performed the following:
  ◦ Obtained and read the related contract documents and evaluated whether management had properly identified the contract terms and conditions.
  ◦ Assessed management's evaluation of the impact of the contract terms and conditions on the pattern of revenue recognition.

/s/ **Deloitte & Touche LLP**

San Francisco, California

May 23, 2024

We have served as the Company's auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Doximity, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Doximity Inc. and subsidiaries (the "Company") as of March 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of and for the year ended March 31, 2024, of the Company and our report dated May 23, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Francisco, California

May 23, 2024

DOXIMITY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of March 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 96,785	$ 158,027
Marketable securities	666,115	682,972
Accounts receivable, net of allowance for doubtful accounts of $1,893 and $887 as of March 31, 2024 and 2023, respectively	101,332	107,047
Prepaid expenses and other current assets	48,709	27,407
Total current assets	912,941	975,453
Property and equipment, net	12,318	11,279
Deferred income tax assets	45,068	34,907
Operating lease right-of-use assets	12,332	13,819
Intangible assets, net	27,317	31,836
Goodwill	67,940	67,940
Other assets	1,458	1,654
Total assets	$ 1,079,374	$ 1,136,888
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,253	$ 1,272
Accrued expenses and other current liabilities	43,703	31,245
Deferred revenue, current	99,145	105,238
Operating lease liabilities, current	2,149	1,752
Total current liabilities	147,250	139,507
Deferred revenue, non-current	211	198
Operating lease liabilities, non-current	12,397	13,885
Contingent earn-out consideration liability, non-current	10,895	15,942
Other liabilities, non-current	7,224	1,240
Total liabilities	177,977	170,772
Commitments and contingencies (Note 15)		
Stockholders' Equity		
Preferred stock, $0.001 par value; 100,000 shares authorized as of March 31, 2024 and 2023, respectively; zero shares issued and outstanding as of March 31, 2024 and 2023, respectively	—	—
Class A and Class B common stock, $0.001 par value; 1,500,000 shares authorized as of March 31, 2024 and 2023, respectively; 186,562 and 193,941 shares issued and outstanding as of March 31, 2024 and 2023, respectively	187	194
Additional paid-in capital	823,885	762,150
Accumulated other comprehensive loss	(2,664)	(14,083)
Retained earnings	79,989	217,855
Total stockholders' equity	901,397	966,116
Total liabilities and stockholders' equity	$ 1,079,374	$ 1,136,888

The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Fiscal Year Ended March 31,				
		2024		**2023**		**2022**
Revenue	$	475,422	$	419,052	$	343,548
Cost of revenue		50,669		53,490		39,787
Gross profit		424,753		365,562		303,761
Operating expenses:						
Research and development		81,983		80,186		62,350
Sales and marketing		133,129		123,523		92,129
General and administrative		37,827		36,745		35,746
Restructuring		7,936		—		—
Total operating expenses		260,875		240,454		190,225
Income from operations		163,878		125,108		113,536
Other income, net		21,324		8,048		469
Income before income taxes		185,202		133,156		114,005
Provision for (benefit from) income taxes		37,620		20,338		(40,778)
Net income	$	147,582	$	112,818	$	154,783
Undistributed earnings attributable to participating securities		—		—		(21,526)
Net income attributable to Class A and Class B common stockholders, basic and diluted	$	147,582	$	112,818	$	133,257
Net income per share attributable to Class A and Class B common stockholders:						
Basic	$	0.78	$	0.58	$	0.82
Diluted	$	0.72	$	0.53	$	0.70
Weighted-average shares used in computing net income per share attributable to Class A and Class B common stockholders:						
Basic		190,172		193,176		163,484
Diluted		205,734		213,425		191,017

The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Year Ended March 31,					
		2024		2023		2022
Net income	$	147,582	$	112,818	$	154,783
Other comprehensive income (loss)						
Change in unrealized gain (loss) on available-for-sale-securities, net of tax benefit (provision) of $(3,874), $(425), and $5,199, respectively		11,419		1,211		(15,273)
Comprehensive income	$	159,001	$	114,029	$	139,510

The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of March 31, 2021	76,287	$ 81,458	82,910	$ 83	$ 30,357	$ (21)	$ 36,324	$ 66,743
Stock-based compensation	—	—	—	—	29,341	—	—	29,341
Exercise of stock options	—	—	10,823	11	12,601	—	—	12,612
Vesting of restricted stock units, net of shares withheld for employee taxes	—	—	24	—	—	—	—	—
Tax withholding on shares under stock-based compensation awards	—	—	—	—	(817)	—	—	(817)
Repurchase and retirement of common stock	—	—	(181)	—	(2,698)	—	—	(2,698)
Common stock warrant expense	—	—	—	—	2,598	—	—	2,598
Other comprehensive loss	—	—	—	—	—	(15,273)	—	(15,273)
Conversion of redeemable convertible preferred stock upon initial public offering	(76,287)	(81,458)	76,287	76	81,382	—	—	81,458
Issuance of common stock upon initial public offering, net of offering costs	—	—	22,506	22	548,430	—	—	548,452
Issuance of common stock in connection with the employee stock purchase plan	—	—	29	—	1,395	—	—	1,395
Net income	—	—	—	—	—	—	154,783	154,783
Balance as of March 31, 2022	—	$ —	192,398	$ 192	$ 702,589	$ (15,294)	$ 191,107	$ 878,594
Stock-based compensation	—	—	—	—	43,343	—	—	43,343
Exercise of stock options and common stock warrants	—	—	3,842	4	9,925	—	—	9,929
Vesting of restricted stock units, net of shares withheld for employee taxes	—	—	223	—	—	—	—	—
Tax withholding on shares under stock-based compensation awards	—	—	—	—	(3,822)	—	—	(3,822)
Repurchase and retirement of common stock	—	—	(2,675)	(2)	—	—	(86,070)	(86,072)
Common stock warrant expense	—	—	—	—	5,356	—	—	5,356
Issuance of common stock in connection with the employee stock purchase plan	—	—	153	—	4,759	—	—	4,759
Other comprehensive income	—	—	—	—	—	1,211	—	1,211
Net income	—	—	—	—	—	—	112,818	112,818
Balance as of March 31, 2023	—	$ —	193,941	$ 194	$ 762,150	$ (14,083)	$ 217,855	$ 966,116

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of March 31, 2023	—	$ —	193,941	$ 194	$ 762,150	$ (14,083)	$ 217,855	$ 966,116
Stock-based compensation	—	—	—	—	46,788	—	—	46,788
Exercise of stock options and common stock warrants	—	—	4,144	4	12,888	—	—	12,892
Vesting of restricted stock units, net of shares withheld for employee taxes	—	—	532	1	(1)	—	—	—
Tax withholding on shares under stock-based compensation awards	—	—	—	—	(6,756)	—	—	(6,756)
Repurchase and retirement of common stock, including excise tax	—	—	(12,235)	(12)	—	—	(285,448)	(285,460)
Common stock warrant expense	—	—	—	—	5,370	—	—	5,370
Issuance of common stock in connection with the employee stock purchase plan	—	—	180	—	3,446	—	—	3,446
Other comprehensive income	—	—	—	—	—	11,419	—	11,419
Net income	—	—	—	—	—	—	147,582	147,582
Balance as of March 31, 2024	—	$ —	186,562	$ 187	$ 823,885	$ (2,664)	$ 79,989	$ 901,397

The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income	$ 147,582	$ 112,818	$ 154,783
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,265	10,283	5,040
Deferred income taxes	(8,593)	13,226	(41,247)
Stock-based compensation, net of amounts capitalized	51,076	47,834	31,442
Non-cash lease expense	2,074	2,027	1,159
Amortization of premium (accretion of discount) on marketable securities, net	(5,238)	3,115	4,332
Net loss on sale of marketable securities	402	1,093	1,231
Amortization of deferred contract costs	8,871	8,785	9,755
Change in fair value of contingent earn-out consideration liability	951	728	—
Other	1,230	726	410
Changes in operating assets and liabilities, net of effect of acquisition:			
Accounts receivable	3,993	(26,242)	(31,017)
Prepaid expenses and other assets	(20,483)	(3,448)	(9,089)
Deferred contract costs	(8,608)	(8,462)	(9,609)
Accounts payable, accrued expenses and other liabilities	8,332	(195)	8,664
Deferred revenue	(6,080)	17,527	1,828
Operating lease liabilities	(1,678)	(213)	(1,107)
Net cash provided by operating activities	184,096	179,602	126,575
Cash flows from investing activities			
Cash paid for acquisition	—	(53,500)	—
Purchases of property and equipment	(147)	(1,701)	(1,912)
Internal-use software development costs	(5,654)	(4,483)	(3,785)
Purchases of marketable securities	(472,867)	(190,560)	(1,317,193)
Maturities of marketable securities	435,179	83,139	47,919
Sales of marketable securities	74,675	107,182	633,802
Other	—	—	595
Net cash provided by (used in) investing activities	31,186	(59,923)	(640,574)
Cash flows from financing activities			
Proceeds from issuance of common stock upon initial public offering after deducting underwriting discounts and commissions	—	—	553,905
Proceeds from issuance of common stock upon exercise of stock options and common stock warrants	12,892	9,926	12,612
Proceeds from issuance of common stock in connection with the employee stock purchase plan	3,446	4,759	1,395
Taxes paid related to net share settlement of equity awards	(6,756)	(3,822)	(817)
Repurchase of common stock	(280,716)	(85,324)	(2,698)
Payment of contingent consideration related to a business combination	(5,390)	—	—
Payments of deferred offering costs	—	—	(3,982)
Net cash provided by (used in) financing activities	(276,524)	(74,461)	560,415
Net increase (decrease) in cash and cash equivalents	(61,242)	45,218	46,416
Cash and cash equivalents, beginning of period	158,027	112,809	66,393
Cash and cash equivalents, end of period	$ 96,785	$ 158,027	$ 112,809

DOXIMITY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

Supplemental disclosures of cash flow information						
Cash paid for taxes, net of refunds	$	51,274	$	5,231	$	206
Non-cash financing and investing activities						
Conversion of redeemable convertible preferred stock to common stock	$	—	$	—	$	81,458
Fair value of contingent earn-out consideration included in purchase consideration	$	—	$	21,134	$	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$	587	$	14,759	$	1,151
Repurchase included in accrued expenses	$	4,000	$	748	$	—
Excise tax payable on share repurchases	$	1,493	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Description of Business

Doximity, Inc. (the "Company") was incorporated in the state of Delaware in April 2010 as 3MD Communications, Inc. and is headquartered in San Francisco, California. The Company subsequently changed its name to Doximity, Inc. in June 2010. The Company provides an online platform, which enables physicians and other healthcare professionals to collaborate with their colleagues, stay up to date with the latest medical news and research, manage their careers and on-call schedules, streamline documentation and administrative paperwork, and conduct virtual patient visits. The Company's customers primarily include pharmaceutical companies and health systems that connect with healthcare professionals through the Company's digital Marketing and Hiring Solutions. Marketing Solutions provide customers with the ability to share tailored content on the network. Hiring Solutions enable customers to identify, connect with, and hire from the network of both active and passive potential medical professional candidates.

Initial Public Offering

In June 2021, the Company completed its initial public offering ("IPO"), in which the Company issued and sold 22,505,750 shares of its Class A common stock at $26.00 per share, including 3,495,000 shares issued upon the exercise of the underwriters' option to purchase additional shares. The Company received proceeds of $548.5 million after deducting underwriting discounts and commissions as well as deferred offering costs. In connection with the IPO, all 76,286,618 shares of the Company's outstanding redeemable convertible preferred stock automatically converted into an equivalent number of shares of Class B common stock on a one-to-one basis.

Deferred offering costs, which consist of direct incremental legal, consulting, banking, and accounting fees relating to the Company's planned initial public offering, were capitalized. Upon the consummation of the IPO, $5.5 million of deferred offering costs were offset against proceeds.

Stock Split

On June 8, 2021, the Company's board of directors and stockholders approved an amendment to the Company's amended and restated certificate of incorporation effecting a 2-for-1 forward split of the Company's issued and outstanding stock, including outstanding stock-based instruments and redeemable convertible preferred stock. The par value of the common and redeemable convertible preferred stock was not adjusted as a result of the stock split. As such, the Company has reclassified amounts from additional paid-in capital to common stock. All issued and outstanding shares of common stock, stock-based instruments, redeemable convertible preferred stock, and per-share amounts included in the accompanying consolidated financial statements have been adjusted to reflect this stock split for all periods presented.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on March 31st. Unless otherwise noted, all references to a particular year shall mean the Company's fiscal year.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts stated in the consolidated financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, revenue recognition, the fair values of acquired intangible assets and goodwill, the useful lives of long-lived assets, fair value of contingent earn-out consideration, and deferred income taxes. The Company bases its estimates on historical experience and on assumptions that management

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates due to risks and uncertainties, including uncertainty in the current economic environment.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating. To manage risk exposure, the Company invests cash equivalents and marketable securities in a variety of fixed income securities, including government and investment-grade debt securities and money market funds. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits, if any.

Concentrations of credit risk with respect to accounts receivable are primarily limited to certain customers to which the Company makes substantial sales. No customer represented 10% or more of revenue for the fiscal years ended 2024, 2023, and 2022. The Company's significant customers that represented 10% or more of accounts receivable, net for the periods presented were as follows:

| | Accounts Receivable, Net | |
| | As of March 31, | |
	2024	2023
Customer A	*	18 %
Customer B	15 %	*

_____
* Less than 10%

For the purpose of assessing the concentration of credit risk for significant customers, the Company defines a customer as an entity that purchases the Company's services directly or indirectly through marketing agencies.

Revenue Recognition

The Company's revenue is primarily derived from the sale of subscriptions for the following solutions:

- *Marketing Solutions*: Hosting of customer-sponsored content on the Doximity platform and providing access to the Company's professional database of healthcare professionals for referral or marketing purposes during the subscription period.

- *Hiring Solutions*: Providing customers access to the Company's professional tools where recruiters can access the Company's database of healthcare professionals, allowing customers to send messages for talent sourcing and to share job postings during the subscription period.

The Company recognizes revenue through the following five steps:

1) *Identify the contract with a customer*

The Company considers the terms and conditions of its contracts and the Company's customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party's rights regarding the services to be transferred and the payment terms for the services, it has determined that the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract. The Company applies judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's payment history or, in the case of a new customer, the customer's credit and financial information.

Contractual terms for Marketing Solutions contracts are generally 12 months or less. Customers are generally billed for a portion of the contract upon contract execution and then billed throughout the remainder of the contract based on various time-based milestones. Certain Marketing Solutions contracts are cancelable with a customary notice period. The Company does not refund customer payments, and customers are responsible for amounts invoiced where payment was not made upon

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cancellation. The contractual term for Hiring Solutions contracts is generally 12 months. Hiring Solutions contracts are noncancelable and customers are billed in annual, quarterly, or monthly installments in advance of the service period.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

Marketing Solutions customers may purchase a subscription for a specific module to be used over a defined period of time. These customers may purchase more than one module with either the same or different subscription periods. Modules are the core building blocks of the customers' marketing plan and can be broadly categorized as Awareness, Interactivity, and Peer. As an example, the Company's Awareness modules may include a sponsored article, short animated videos or other short-form content that is presented to the targeted member.

Each module targets a consistent number of Doximity members per month for the duration of the subscription period. The Company treats each subscription to a specific module as a distinct performance obligation because each module is capable of being distinct as the customer can benefit from the subscription to each module on their own and each subscription can be sold standalone. Furthermore, the subscriptions to individual modules are distinct in the context of the contract as (1) the Company is not integrating the services with other services promised in the contract into a bundle of services that represent a combined output, (2) the subscriptions to specific modules do not significantly modify or customize the subscription to another module, and (3) the specific modules are not highly interdependent or highly interrelated. The subscription to each module is treated as a series of distinct performance obligations because it is distinct and substantially the same, satisfied over time, and has the same measure of progress.

Marketing Solutions customers may also purchase integrated subscriptions for a fixed subscription fee that are not tied to a single module but allow customers to utilize any combination of modules during the subscription period, subject to limits on the total number of modules launched in a given period of time, active at any given time, and members targeted. These represent stand-ready obligations in that the delivery of the underlying sponsored content is within the control of the customer and the extent of use in any given period does not diminish the remaining services.

Subscriptions to Hiring Solutions provide customers access to the platform to place targeted job postings and send a fixed number of monthly messages. Each subscription is treated as a series of distinct performance obligations that are satisfied over time.

3) Determine the transaction price

The transaction price is determined based on the consideration the Company expects to be entitled to in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur.

The Company may generate sales through the use of third-party media agencies that are authorized to enter into contracts on behalf of an end customer. The Company acts as the principal in these transactions since it maintains control prior to transferring the service to the customer and is primarily responsible for the fulfillment that occurs through the Company's platform. The Company records revenue for the amount to which it is entitled from the third-party media agencies as the Company does not know and expects not to know the price charged by the third-party media agencies to its customers.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price ("SSP"). The determination of a SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on historical arrangements sold on a standalone basis. To the extent historical sales are not available or do not provide sufficient evidence, the Company estimates the SSP by taking into account overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the type of services being sold, and

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

other factors. The Company believes the use of its estimation approach and allocation of the transaction price on a relative SSP basis to each performance obligation results in revenue recognition in a manner consistent with the underlying economics of the transaction and the allocation principle included in ASC 606.

5) *Recognize revenue when or as the Company satisfies a performance obligation*

Revenue is recognized when or as control of the promised goods or service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Subscriptions represent a series of distinct goods or services because the performance obligations are satisfied over time as customers simultaneously receive and consume the benefits related to the services as the Company performs. In the case of module specific subscriptions, a consistent level of service is provided during each monthly period the sponsored content is available on the Company's platform. The Company commences revenue recognition when the first content is launched on the platform for the initial monthly period and revenue is recognized over time as each subsequent content period is delivered. The Company's obligation for its integrated subscriptions is to stand-ready throughout the subscription period; therefore, the Company considers an output method of time to measure progress towards satisfaction of its obligations with revenue commencing upon the beginning of the subscription period.

The Company treats Hiring Solutions subscriptions as a single performance obligation that represents a series of distinct performance obligations that is satisfied over time. Revenue recognition commences when the customer receives access to the services and is recognized ratably over the subscription period.

Other revenue consists of fees earned from the temporary staffing and permanent placement of healthcare professionals. Revenue is recognized when control of these services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Marketing Solutions customers are generally billed for a portion of the contract upon contract execution and then billed throughout the remainder of the contract based on various time-based milestones, starting when the tailored content is first shared on the Doximity platform. Hiring Solutions customers are generally billed periodically throughout the service period. The Company's contracts do not contain significant financing components.

The Company records unbilled revenue when revenue is recognized in amounts for which it is contractually entitled but exceeds the amounts the Company has a right to bill as of the end of the period. The Company records unbilled revenue on the consolidated balance sheets within prepaid expenses and other current assets.

Deferred revenue consists of noncancelable customer billings or payments received in advance of revenue recognition. Deferred revenue balances are generally expected to be recognized within 12 months. Since the majority of the Company's contracts have a duration of one year or less, the Company has elected not to disclose remaining performance obligations in accordance with the optional exemption in ASC 606. Remaining performance obligations for contracts with an original duration greater than one year are not material.

Deferred Contract Costs

The Company capitalizes sales compensation that is considered to be an incremental and recoverable cost of obtaining a contract with a customer. The Company pays commissions based on signing new arrangements with customers and upon renewals and expansion of existing contracts with customers.

Deferred compensation is generally amortized over the weighted-average contractual term, ranging from 7 months to 14 months. The portion of deferred compensation expected to be recognized within one year of the balance sheet date is included in prepaid expenses and other current assets and the remaining portion is recorded as other assets on the consolidated balance sheets. The amortization of deferred contract costs is included in sales and marketing expense in the consolidated statements of operations. Sales compensation that is not considered an incremental cost is expensed in the same period that it was earned.

Fair Value of Financial Instruments

Available-for-sale debt securities are recorded at fair value on the consolidated balance sheets. The carrying value of cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate their respective fair values due to their short maturities.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three-tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Inputs that are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Cash and Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

The Company's marketable securities portfolio includes only debt securities. Marketable debt securities that the Company may sell prior to maturity in response to changes in the Company's investment strategy, liquidity needs, or for other reasons are classified as available-for-sale. The Company's portfolio as of March 31, 2024 and 2023 includes only available-for-sale securities. Available-for-sale securities are stated at fair value as of each balance sheet date. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income, a component of stockholders' equity on the consolidated balance sheets. The Company's marketable securities are available for use in current operations, even if the security matures beyond 12 months. The Company classifies its marketable securities as current assets on the consolidated balance sheets.

Periodically, the Company assesses the available-for-sale securities for impairment. An investment is impaired if the fair value of the investment is less than its amortized cost basis. The amortized cost of an investment will be written down to the fair value when the Company determines (i) it is more likely than not that management will be required to sell the impaired security before recovery of its amortized basis or (ii) management has the intention to sell the security. If neither of these conditions are met, the Company must determine whether the impairment is due to credit losses. A credit loss exists if the amortized cost basis of the security exceeds the present value of cash flows expected to be collected. All credit losses are recorded to other income, net, and any remaining unrealized losses are recorded to other comprehensive income (loss). If the Company has the intent to sell an available-for-sale security in an unrealized loss position or it is more likely than not that it will be required to sell the security prior to recovery of its amortized cost basis, any previously recorded allowance is reversed and the entire difference between the amortized cost basis of the security and its fair value is recognized in other income, net in the consolidated statements of operations.

The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method and records them to other income, net. Amortization of premiums and accretion of discounts are recorded to other income, net.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company estimates its allowance for doubtful accounts by evaluating the Company's ability to collect outstanding receivable balances. The Company considers various factors, including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations, payment history and the customer's current financial condition. The Company had no material bad debt write offs for the years ending March 31, 2024, 2023, and 2022.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expense is recorded on a straight-line basis over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Furniture and equipment	3-5 years
Computers and software	3 years
Internal-use software development costs	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are written off, and any resulting gain or loss is recorded in the consolidated statements of operations in the period realized. Maintenance and repairs are expensed as incurred.

Internal-Use Software Development Costs

The Company capitalizes certain costs to develop its website, mobile applications and internal-use software when preliminary planning efforts are successfully completed, management has committed project resourcing, and it is probable that the project will be completed. Costs incurred prior to meeting these criteria, as well as costs incurred for training, maintenance, and minor modifications or enhancements, are expensed as incurred. Capitalized costs include personnel and related expenses for employees and costs of third-party contractors who are directly associated with and who devote time to internal-use software projects. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended use.

Capitalized costs are included in property and equipment, net on the consolidated balance sheets and are amortized to cost of revenue over their estimated useful life.

Business Combinations

When the Company acquires a business, the purchase consideration is allocated to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, including the selection of valuation methodologies, estimates of future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill, Intangible Assets, and Long-Lived Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment at least annually in its fourth fiscal quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company has one reporting unit and evaluates goodwill for impairment at the entity level. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of the reporting unit over its fair value, limited to the amount of goodwill allocated to the reporting unit.

The intangible assets are stated at cost less accumulated amortization and are amortized on a straight-line basis over their estimated remaining economic lives. Amortization expense related to intangible assets is included in cost of revenue and sales and marketing expense.

Management evaluates the recoverability of the Company's long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to the estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value for the asset or asset group.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards based on the estimated fair value of the awards on the date of grant. Stock-based awards include stock options with service-based, performance-based and market-based vesting conditions, restricted stock units, or RSUs, performance-based restricted stock units, or PSUs, and warrants granted to employees, directors, and non-employees, as well as stock purchase rights granted to employees under the 2021 Employee Stock Purchase Plan, or ESPP. For awards that vest based on continued service, stock-based compensation is recognized on a straight-line basis over the requisite service period. For awards with performance-based vesting conditions, stock-based compensation expense is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. The Company reassesses the probability of achieving the performance condition at each reporting date. For awards with market-based vesting conditions, stock-based compensation expense is recognized on an accelerated attribution basis over the requisite service period, even if the market condition is not satisfied.

The fair value of each RSU and PSU is based on the fair value of the Company's Class A common stock, which is traded on the NYSE, on the date of grant.

The grant-date fair value of warrants, stock purchase rights granted to employees under the ESPP ("ESPP rights"), and stock options with service-based or performance-based vesting conditions is estimated using the Black-Scholes pricing model. The grant-date fair value of stock options with market-based vesting conditions is estimated using the Monte Carlo simulation model. The determination of the grant-date fair value using an option-pricing model is affected by the fair value of the Company's common stock and assumptions regarding a number of other complex and subjective variables. These assumptions include the expected term of the award, the expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award, and expected dividends.

Prior to the IPO, the Company granted stock options and warrants which were valued using the Black-Scholes pricing model, and after the IPO, the Company has granted warrants and ESPP rights which are valued using the Black-Scholes pricing model. The assumptions used in the Black-Scholes models are determined as follows:

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the awards.

Expected Volatility—Prior to the IPO, when there was no public market for the Company's common stock, the expected volatility was determined using the historical volatilities of several publicly listed peer companies over a period equivalent to the expected term of the awards. After the IPO, the expected volatility was determined using the historical stock volatilities of the common stock of the Company over a period equivalent to the duration of the offering period.

Expected Term—The expected term represents the period that the Company's stock-based awards are expected to be outstanding. Prior to the IPO, the Company estimated the expected term for awards granted to employees using the simplified method as the Company's historical share option exercise experience did not provide a reasonable basis upon which to estimate the expected term. The simplified method uses the average of the vesting period and contractual term. For awards granted to non-employees, the Company used the contractual term as the expected term. For ESPP rights, the expected term is equivalent to the offering period.

Expected Dividend Yield—The Company has not historically issued dividends and does not currently expect to issue a dividend in the future.

Fair Value Per Share of the Company's Common Stock—Because the Company's common stock was not publicly traded until the completion of the IPO, the Company's board of directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock at each meeting during which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of the Company's preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions. After the IPO, the Company used the closing stock price of the Company's Class A common stock, which is traded on the NYSE.

75

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company determines if a contract is or contains a lease at inception. All of the Company's leases are operating leases. Operating lease right-of-use assets and lease liabilities with a lease term greater than 12 months are recognized at the lease commencement date based on the present value of the lease payments over the lease term, which would include extension or termination options if it is reasonably certain that such options will be exercised, discounted using the Company's incremental borrowing rate. As none of the Company's leases provide an implicit rate, the incremental borrowing rate used is estimated based on what the Company would be required to pay for a collateralized loan over a similar term as the lease. The Company amortizes the present value of each right-of-use asset on a straight-line basis over its remaining lease term. Leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the consolidated balance sheets.

Our lease agreements may contain variable costs such as common area maintenance, insurance, property tax, and other operating costs. Variable lease costs are expensed as incurred in the consolidated statements of operations. The Company does not separate non-lease components from lease components for its facility asset portfolio.

Net Income Per Share Attributable to Common Stockholders

The Company applies the two-class method to compute basic and diluted net income per share attributable to common stockholders when shares meet the definition of participating securities.

Prior to the automatic conversion of the Company's outstanding redeemable convertible preferred stock to Class B common stock in connection with the IPO, the Company had redeemable convertible preferred stock. The redeemable convertible preferred stock was considered to be a participating security because the holders were each entitled to receive noncumulative dividends out of any funds legally available, when and if declared by the Company's board of directors, payable prior and in preference to any dividends on any shares of common stock based on the proportion of common stock that would be held if all shares of redeemable convertible preferred stock were converted at the then-effective conversion rate. Redeemable convertible preferred stock was therefore included in the computation of earnings per share under the two-class method. Holders of redeemable convertible preferred stock do not have a contractual obligation to share in the Company's losses.

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income, less (i) current period redeemable convertible preferred stock noncumulative dividends and (ii) earnings attributable to participating securities.

Basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share attributable to common stockholders is computed by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options, RSUs, PSUs, ESPP, redeemable convertible preferred stock, and common stock warrants. The dilutive effect of stock options, common stock warrants, RSUs, PSUs, and the ESPP is reflected in diluted earnings per share using the treasury stock method.

The rights, including the liquidation and dividend rights, of the holders of Class A and Class B common stock are identical, except with respect to voting, converting, and transfer rights. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net loss per share attributable to common stockholders are, therefore, the same for both Class A and Class B common stock on both an individual and combined basis.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized. The Company's policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its provision for (benefit from) income taxes.

Legal Contingencies

The Company may be subject to claims and other legal matters from time to time. The Company records a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. When the Company believes that a loss is reasonably possible, it will disclose an estimate of the possible loss or range of loss. The Company expects to periodically evaluate developments in the legal matters that could affect the amount of liability that the Company accrues, if any, and adjust as appropriate. Until the final resolution of any such matter for which the Company may record a liability, there may be a loss exposure in excess of the liability recorded and such amount could be significant. Legal fees are expensed as incurred, other than amounts capitalized as deferred offering costs, as discussed above.

Cost of Revenue

Cost of revenue consists primarily of expenses related to cloud hosting, personnel-related expenses for the Company's customer success team, costs for third-party platform access, information-technology and software-related services and contractors, and other services used in connection with delivery and support of the Company's platform. Cost of revenue also includes the amortization of internal-use software development costs, editorial and other content-related expenses, and allocated overhead.

Research and Development

Research and development expense is primarily comprised of personnel-related expenses associated with the Company's engineering and product teams who are responsible for building new products and improving existing products. Research and development expense also includes costs for third-party services and contractors, information technology and software-related costs, and allocated overhead. Other than internal-use software development costs that qualify for capitalization, research and development costs are expensed as incurred.

Restructuring

Restructuring expense primarily consists of severance payments, employee benefits, and stock-based compensation in relation to the modification of equity awards associated with the management-approved plan. One-time employee termination benefits are recognized at the time of communication of the terms of the plan to the employees, unless future service is required, in which case the costs are recognized over the future service period. The Company records these costs in restructuring expense in the consolidated statements of operations.

Advertising Expenses

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operations. Advertising expense was $2.5 million, $2.6 million, and $2.8 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis. This ASU is effective for the Company for its fiscal year beginning April 1, 2024, and for interim periods within the fiscal year beginning April 1, 2025, with early adoption permitted, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance annual income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's annual periods beginning April 1, 2025, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

3. Revenue Recognition

Revenue Disaggregation

Revenue consisted of the following (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Subscription	$ 450,071	$ 389,739	$ 319,298
Other	25,351	29,313	24,250
Total revenue	$ 475,422	$ 419,052	$ 343,548

Contract Balances

Changes in the Company's deferred revenue balances were as follows (in thousands):

	As of March 31,	
	2024	2023
Beginning balance	$ 105,436	$ 84,985
Additions, net, during the period	469,342	439,503
Revenue recognized from the beginning balance	(104,437)	(83,231)
Revenue recognized from contracts invoiced during the period	(370,985)	(335,821)
Ending balance	$ 99,356	$ 105,436

Included in the additions, net, during the fiscal year ended March 31, 2023 was $2.9 million of additions due to the AMiON acquisition which closed on April 1, 2022. See Note 8 — Business Combinations for additional information.

The Company's unbilled revenue balances were $2.3 million and $2.2 million as of March 31, 2024 and 2023, respectively.

Deferred Contract Costs

The Company capitalized $8.6 million, $8.5 million, and $9.6 million of contract acquisition costs for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. Amortization of deferred contract costs was $8.9 million, $8.8 million, and $9.8 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively. As of March 31, 2024, the Company's current and non-current deferred contract cost balances were $5.0 million and $0.4 million, respectively. As of March 31, 2023, the Company's current and non-current deferred contract cost balances were $5.1 million and $0.6 million, respectively. Deferred contract costs are periodically analyzed for impairment. There were no impairment losses relating to deferred contract costs during the fiscal years ended March 31, 2024, 2023, and 2022. Deferred contract costs, current are classified within prepaid expenses and other current assets on the consolidated balance sheets and amounts related to the prior year have been reclassified to conform to current period classification.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Investments

The cost, gross unrealized gains and losses, and fair value of investments are as follows (in thousands):

	As of March 31, 2024			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:				
Corporate notes and bonds	$ 1,180	—	—	$ 1,180
Money market funds	83,049	—	—	83,049
Total cash equivalents	84,229	—	—	84,229
Marketable securities:				
Asset-backed securities	121	—	—	121
Commercial paper	70,804	1	(50)	70,755
Corporate notes and bonds	225,880	133	(191)	225,822
Sovereign bonds	7,749	—	(73)	7,676
U.S. government and agency securities	365,123	2	(3,384)	361,741
Total marketable securities	669,677	136	(3,698)	666,115
Total cash equivalents and marketable securities	$ 753,906	$ 136	$ (3,698)	$ 750,344

As of March 31, 2024, the contractual maturities of the Company's available-for-sale debt securities were as follows (in thousands):

	Fair Value
Due within one year	$ 543,915
Due in one year to two years	123,259
Asset-backed securities	121
Total	$ 667,295

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations.

The cost, gross unrealized gains and losses, and fair value of investments were as follows (in thousands):

	As of March 31, 2023			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:				
Money market funds	$ 126,275	$ —	$ —	$ 126,275
Total cash equivalents	126,275	—	—	126,275
Marketable securities:				
Asset-backed securities	7,271	—	(71)	7,200
Certificates of deposit	27,380	—	(80)	27,300
Commercial paper	78,609	6	(126)	78,489
Corporate notes and bonds	119,241	49	(778)	118,512
Sovereign bonds	7,744	—	(360)	7,384
U.S. government and agency securities	461,584	12	(17,509)	444,087
Total marketable securities	701,829	67	(18,924)	682,972
Total cash equivalents and marketable securities	$ 828,104	$ 67	$ (18,924)	$ 809,247

As of March 31, 2024 and 2023, the Company has recognized accrued interest of $3.8 million and $2.8 million, respectively, which is included in prepaid expenses and other current assets in the consolidated balance sheets.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unrealized losses associated with the Company's debt securities were $3.7 million and $18.9 million as of March 31, 2024 and 2023, respectively. As the Company does not intend to sell these securities and it is more likely than not that the Company will hold these securities until maturity or until the cost basis is recovered, the Company did not recognize any impairment on these securities as of March 31, 2024 and 2023. The Company did not recognize any credit losses related to the Company's debt securities as of March 31, 2024 and 2023. The fair value related to the debt securities with unrealized loss for which no credit losses were recognized was $547.5 million and $653.4 million as of March 31, 2024 and 2023, respectively.

The following tables summarize the gross unrealized losses and fair values of investments in an unrealized loss position, aggregated by security type and length of time that the individual securities have been in a continuous unrealized loss position (in thousands):

| | As of March 31, 2024 | | | | | |
| | Less than 12 months | | 12 months or greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Asset-backed securities	$ —	$ —	$ 121	$ —	$ 121	$ —
Commercial paper	67,336	(50)	—	—	67,336	(50)
Corporate notes and bonds	131,443	(191)	—	—	131,443	(191)
Sovereign bonds	—	—	7,676	(73)	7,676	(73)
U.S. government and agency securities	81,130	(139)	259,784	(3,245)	340,914	(3,384)
Total	$ 279,909	$ (380)	$ 267,581	$ (3,318)	$ 547,490	$ (3,698)

| | As of March 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Asset-backed securities	$ 2,601	$ (12)	$ 4,599	$ (59)	$ 7,200	$ (71)
Certificates of deposit	27,018	(80)	—	—	27,018	(80)
Commercial paper	70,681	(126)	—	—	70,681	(126)
Corporate notes and bonds	42,575	(113)	58,766	(665)	101,341	(778)
Sovereign bonds	—	—	7,384	(360)	7,384	(360)
U.S. government and agency securities	—	—	439,748	(17,509)	439,748	(17,509)
Total	$ 142,875	$ (331)	$ 510,497	$ (18,593)	$ 653,372	$ (18,924)

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Fair Value Measurements

The following tables present the fair value hierarchy for the Company's assets and liabilities measured at fair value on a recurring basis (in thousands):

	As of March 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Corporate notes and bonds	$ —	$ 1,180	$ —	$ 1,180
Money market funds	83,049	—	—	83,049
Total cash equivalents	83,049	1,180	—	84,229
Marketable securities:				
Asset-backed securities	—	121	—	121
Commercial paper	—	70,755	—	70,755
Corporate notes and bonds	—	225,822	—	225,822
Sovereign bonds	—	7,676	—	7,676
U.S. government and agency securities	355,804	5,937	—	361,741
Total marketable securities	355,804	310,311	—	666,115
Total cash equivalents and marketable securities	$ 438,853	$ 311,491	$ —	$ 750,344
Liabilities:				
Contingent earn-out consideration liability	$ —	$ —	$ 16,813	$ 16,813
Total contingent earn-out consideration liability	$ —	$ —	$ 16,813	$ 16,813

	As of March 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 126,275	$ —	$ —	$ 126,275
Total cash equivalents	126,275	—	—	126,275
Marketable securities:				
Asset-backed securities	—	7,200	—	7,200
Certificates of deposit	—	27,300	—	27,300
Commercial paper	—	78,489	—	78,489
Corporate notes and bonds	—	118,512	—	118,512
Sovereign bonds	—	7,384	—	7,384
U.S. government and agency securities	439,748	4,339	—	444,087
Total marketable securities	439,748	243,224	—	682,972
Total cash equivalents and marketable securities	$ 566,023	$ 243,224	$ —	$ 809,247
Liabilities:				
Contingent earn-out consideration liability	$ —	$ —	$ 21,862	$ 21,862
Total contingent earn-out consideration liability	$ —	$ —	$ 21,862	$ 21,862

During the fiscal years ended March 31, 2024 and 2023, the Company had no transfers between levels of the fair value hierarchy.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contingent Earn-out Consideration Liability

The following table summarizes the changes in the contingent earn-out consideration liability (in thousands):

	Fiscal Year Ended March 31,	
	2024	2023
Beginning fair value	$ 21,862	$ —
Additions in the period	—	21,134
Change in fair value	951	728
Payments	(6,000)	—
Ending fair value	$ 16,813	$ 21,862

The contingent earn-out consideration liability relates to the AMiON acquisition, which closed on April 1, 2022. The fair value of the liability is remeasured at each reporting date until the related contingency is resolved, with any changes to the fair value recognized as sales and marketing expense in the consolidated statements of operations.

To determine the fair value of the contingent earn-out consideration liability, the Company used the discounted cash flow method. The significant inputs used in the fair value measurement of the contingent earn-out consideration liability are the discount rate and the timing and amounts of the future payments, which are based upon estimates of future achievement of the performance metrics. As these inputs are not based on observable market data, they represent a Level 3 measurement within the fair value hierarchy. Changes in the significant inputs used would significantly impact the fair value of the contingent earn-out consideration liability.

See Note 8—Business Combinations for additional discussion regarding the AMiON acquisition.

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of March 31,	
	2024	2023
Furniture and equipment	$ 2,833	$ 2,816
Computers and software	745	745
Leasehold improvements	992	888
Internal-use software development costs	26,827	20,405
Total property and equipment	31,397	24,854
Less: accumulated depreciation and amortization	(19,079)	(13,575)
Total property and equipment, net	$ 12,318	$ 11,279

Depreciation and amortization expense on property and equipment for the fiscal years ended March 31, 2024, 2023, and 2022 was $5.7 million, $5.5 million and $4.0 million, respectively. Included in these amounts was amortization expense for internal-use software development costs of $5.0 million, $4.8 million and $3.5 million for the fiscal years ended March 31, 2024, 2023, and 2022, respectively.

During the years ended March 31, 2024, 2023, and 2022, the Company capitalized $6.8 million, $5.3 million, and $4.3 million, respectively, of internal-use software development costs, which are included in property and equipment, net on the consolidated balance sheets.

No impairment was recognized on property and equipment during the years ended March 31, 2024, 2023, and 2022.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of March 31,	
	2024	2023
Accrued commissions	$ 5,404	$ 5,733
Accrued payroll, bonus, and related expenses	8,513	8,739
Employee contributions under employee stock purchase plan	496	589
Rebate liabilities	995	3,348
Sales and other tax liabilities	2,978	1,504
Current portion of contingent earn-out consideration liability	5,917	5,920
Share repurchase liability	4,000	748
Transferable federal tax credits payable	11,040	—
Other	4,359	4,664
Total accrued expenses and other current liabilities	$ 43,702	$ 31,245

8. Business Combinations

AMiON Acquisition

On April 1, 2022, the Company completed the acquisition of the assets of the AMiON on-call scheduling and messaging application used by scheduling staff and physicians ("the AMiON acquisition") to further expand our physician cloud platform. The acquisition-date fair value of the consideration was $74.6 million, consisting of $53.5 million in cash and $21.1 million in fair value of contingent earn-out consideration.

Under the definitive agreement for the AMiON acquisition, the Company will pay contingent earn-out consideration of up to $24.0 million, of which $4.0 million is a minimum guarantee and the remaining $20.0 million is subject to the achievement of certain operational performance metrics over the next four years. The contingent earn-out consideration is payable in cash in annual installments over the next four years, with $6.0 million settled in the first quarter of fiscal 2024. The contingent earn-out consideration is classified as a liability, the short-term portion of which is included in accrued expenses and other current liabilities and the long-term portion is in contingent earn-out consideration liability, non-current in the consolidated balance sheets. See Note 5—Fair Value Measurements for additional information regarding the valuation of the contingent earn-out consideration liability.

Additionally, in May 2022, 93,458 RSUs with a grant date fair value of $32.99 per share were granted to the eligible employees joining the Company in connection with the AMiON acquisition. The shares will vest on a quarterly basis over four years based on continued service. The aggregate grant date fair value of these RSUs is accounted for as post-acquisition stock-based compensation expense and is recognized on a straight-line basis over the requisite service period.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The AMiON acquisition was accounted for as a business combination. The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with the excess recorded to goodwill as shown below. The purchase consideration allocation was as follows (in thousands):

Assets acquired:		
Accounts receivable	$	447
Customer relationships		27,200
Developed technology		820
Trademark		700
Total assets acquired	$	29,167
Liabilities assumed:		
Deferred revenue	$	2,925
Other liabilities		633
Net assets acquired, excluding goodwill		25,609
Goodwill	$	49,025
Total purchase consideration	$	74,634

Goodwill generated from the AMiON acquisition represents the future benefits from the development of future customer relationships and the assembled workforce. Goodwill from this business combination is deductible for income tax purposes.

Intangible assets acquired are comprised of customer relationships, trademarks, and developed technology with estimated useful lives of 9 years, 3 years, and 18 months, respectively. The fair value assigned to the customer relationships was determined primarily using the multiple period excess earnings method cost approach, which estimates the direct cash flows expected to be generated from the existing customers acquired. The results of operations of this business combination have been included in the consolidated financial statements from the acquisition date.

The acquisition-related costs were not material and were recorded as general and administrative expense in the consolidated statements of operations.

Separate operating results and pro forma results of operations for AMiON have not been presented as the effect of this acquisition was not material to the Company's financial results.

9. Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	As of March 31,			
	2024		**2023**	
Customer relationships	$	37,069	$	37,069
Other intangibles		1,531		1,531
Total intangible assets		38,600		38,600
Less: accumulated amortization		(11,283)		(6,764)
Total intangible assets, net	$	27,317	$	31,836

Amortization expense for intangible assets was $4.6 million, $4.8 million and $1.0 million for the fiscal years ended March 31, 2024, 2023, and 2022 respectively.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024, future amortization expense is as follows (in thousands):

Fiscal Years Ending March 31,		Amount
2025	$	4,245
2026		4,012
2027		4,010
2028		4,010
2029		4,010
Thereafter		7,030
Total future amortization expense	$	27,317

Goodwill

There was no change to the Company's goodwill balance of $67.9 million during the fiscal year ended March 31, 2024.

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2023 were as follows (in thousands):

		Fiscal Year Ended March 31, 2023
Balance, beginning of period	$	18,915
Goodwill acquired		49,025
Balance, end of period	$	67,940

No impairment charges on goodwill were recorded during the fiscal years ended March 31, 2024, 2023, and 2022.

10. Redeemable Convertible Preferred Stock

Upon completion of the IPO in June 2021, all shares of the Company's redeemable convertible preferred stock outstanding, totaling 76,286,618, were automatically converted into an equivalent number of shares of Class B common stock on a one-to-one basis. The carrying value of redeemable convertible preferred stock of $81.5 million was reclassified into stockholders' equity. As of March 31, 2024 and 2023, there were no shares of redeemable convertible preferred stock issued or outstanding.

11. Equity

Preferred Stock

In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 100,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. As of March 31, 2024 and 2023, there were no shares of preferred stock issued and outstanding.

Common Stock and Creation of Dual-Class Structure

The Company has two classes of common stock authorized: Class A common stock and Class B common stock, and are collectively referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted. On June 8, 2021, the Company's board of directors and stockholders approved an amendment to the Company's amended and restated certificate of incorporation which authorized 1,000,000,000 shares of Class A common stock with par value of $0.001 and one vote per share, and 500,000,000 shares of Class B common stock with par value of $0.001 and ten votes per share. The holders of common stock are entitled to receive dividends, as may be declared by the board of directors. Each of the Company's 85,523,836 shares of then-existing common stock outstanding was reclassified into Class B common stock. Each outstanding share of Class B common stock may be converted at any time at the option of the holder into one share of Class A common stock. As of March 31, 2024, there were 124,097,865 shares of Class A common stock, and 62,463,784 shares of Class B common stock outstanding.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Repurchase Program

The Company's board of directors previously authorized various programs to repurchase up to $340 million of the Company's Class A common stock. Under these programs, the Company repurchased and retired 13,790,535 shares of Class A common stock. All of these programs were completed as of October 2023.

On October 26, 2023, the Company's board of directors authorized a program to repurchase up to $70 million of the Company's Class A common stock over a period of 12 months. The repurchases are subject to general business and market conditions and other investment opportunities and may be executed through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans. Immediately upon the repurchase of any shares of Class A common stock, such shares shall be retired by the Company and shall automatically return to the status of authorized but unissued shares of Class A common stock. As of March 31, 2024, the Company repurchased and retired 1,119,014 shares of Class A common stock for an aggregate purchase price of $29.7 million. As of March 31, 2024, $40.3 million remained available and authorized for repurchase.

Effective January 1, 2023, the Company's share repurchases in excess of allowable share issuances are subject to a 1% excise tax as a result of the Inflation Reduction Act of 2022. During the fiscal year ended March 31, 2024, the Company incurred excise taxes of $1.5 million, all of which remained unpaid as of March 31, 2024. The Company did not incur any excise taxes during the prior year.

Common Stock Warrants

In March 2017, the Company issued a warrant to purchase 250,000 shares of common stock at an exercise price of $0.72 per share in connection with a contract signed between the Company and U.S. News & World Report, L.P., or U.S. News. 125,000 shares with an intrinsic value of $4.0 million were exercised under the warrant during the fiscal year ended March 31, 2023, while the remaining 125,000 shares with an intrinsic value of $2.7 million were exercised during the fiscal year ended March 31, 2024.

In October 2021, the Company issued a warrant to U.S. News (the "U.S. News Warrant") to purchase 516,000 shares of Class A common stock with an exercise price of $12.56 per share in connection with the execution of a commercial agreement with U.S. News. The U.S. News Warrant expires 10 years from the date of grant. The first tranche of the U.S. News Warrant vested on May 1, 2022 and the remainder will vest on a monthly basis over approximately 6 years. The grant-date fair value of the U.S. News Warrant was $34.7 million, which was determined using the Black-Scholes option-pricing model on the date of grant using the following assumptions: fair value of common stock of $76.50, volatility of 46.9%, risk-free interest rate of 1.61%, contractual term of 10 years, and an expected dividend of 0%. The fair value of the warrant is recognized as expense in cost of revenue in the consolidated statements of operations on a straight-line basis over its vesting term of 6.48 years. During the fiscal years ended March 31, 2024, 2023, and 2022 $5.4 million, $5.4 million, and $2.6 million were recognized as stock-based compensation expense relating to the U.S. News Warrant, respectively. As of March 31, 2024, unamortized compensation expense related to the unvested warrants was $21.3 million, which is expected to be recognized over the remaining vesting period of 4.0 years.

Equity Incentive Plans

The Company maintains three equity incentive plans: the 2010 Equity Incentive Plan (the "2010 Plan"), the 2021 Stock Option and Incentive Plan (the "2021 Plan"), and the 2021 Employee Stock Purchase Plan (the "ESPP"). In June 2021, the Company's board of directors approved the adoption of the 2021 Plan, which became effective upon the Company's initial public offering and supersedes the 2010 Plan. The 2010 Plan continues to govern the terms of outstanding awards that were granted prior to the termination of the 2010 Plan. The 2021 Plan provides for the granting of incentive stock options, nonstatutory stock options, restricted stock units, and restricted stock awards to employees, non-employee directors, and consultants of the Company. Any shares of Class B common stock that would have otherwise been returned to the Company's 2010 Plan as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder shall be returned to the share reserve under the 2021 Plan after being automatically converted from shares of Class B common stock to Class A common stock. The 2010 Plan and the 2021 Plan are collectively referred to as the "Plans" in the notes to the consolidated financial statements, unless otherwise noted.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The number of shares reserved and available for issuance for the 2021 Plan will automatically increase each April 1st by the lesser of 5% of the outstanding number of shares of the Class A and Class B common stock on the immediately preceding March 31, or such lesser number of shares as determined by the Company's compensation committee.

The number of shares reserved and available for issuance for the ESPP will automatically increase each April 1st through April 1, 2031, by the lesser of 6,750,000 shares of Class A common stock, 1% of the outstanding number of shares of the Class A and Class B common stock on the immediately preceding March 31st, or such lesser number of shares as determined by the Company's compensation committee.

The Company granted stock options under the terms of the Plans and outside of the Plans, as approved by the board of directors. During fiscal 2018, the Company granted 4,682,582 options outside of the Plans, of which 2,044,582 options were exercised and 2,638,000 were outstanding as of March 31, 2024.

The Company has shares of common stock reserved for issuance as follows (in thousands):

	March 31, 2024
Common stock warrants	516
2010 Plan	
Options outstanding	14,842
2021 Plan	
Awards outstanding	2,519
Shares available for future grant	40,823
2021 ESPP	8,002
Options outstanding outside the Plans	2,638
Total	69,340

Stock Options

Stock options granted generally vest over four years with service-based, performance-based, and/or market-based conditions and expire ten years from the date of grant.

Stock option activities within the Plans as well as outside of the Plans were as follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price	Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance, March 31, 2023	22,407	$ 4.39	6.56	$ 627,187
Options exercised	(4,019)	3.19		
Options forfeited or expired	(908)	5.60		
Balance, March 31, 2024	17,480	4.60	5.72	389,931
Vested and exercisable as of March 31, 2024	11,896	3.26	5.21	281,377
Vested and expected to vest as of March 31, 2024	17,480	4.60	5.72	389,931

The aggregate intrinsic value of options exercised during the fiscal years ended March 31, 2024, 2023, and 2022 was $99.5 million, $118.4 million, and $521.6 million respectively.

The weighted-average grant-date fair value of options granted for the fiscal year ended March 31, 2022 was $10.73. The Company has not granted any stock options since the first quarter of fiscal 2022.

As of March 31, 2024, unamortized stock-based compensation expense related to unvested stock options was $22.4 million, which is expected to be recognized over a weighted-average period of 2.55 years.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option on the date of grant was determined using the Black-Scholes option-pricing model with the assumptions set forth in the following table:

	Fiscal Year Ended March 31, 2022
Fair value of common stock	$18.41 - $21.41
Volatility	46.5% - 47.0%
Risk-free interest rate	0.77% - 1.02%
Expected term (in years)	5.00 - 6.09
Expected dividend	—%

Restricted Stock Units ("RSUs")

The RSUs granted by the Company generally vest over four years based on continued service.

The following table summarizes RSU activity (in thousands, except per share information):

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested balance, March 31, 2023	1,951	$ 40.08
Granted	1,300	29.72
Vested	(701)	37.96
Forfeited	(457)	41.85
Unvested balance, March 31, 2024	2,093	33.79

The total fair value of RSUs vested during the fiscal years ended March 31, 2024, 2023, and 2022 was $19.9 million, $11.4 million, and $2.5 million respectively.

As of March 31, 2024, unamortized stock-based compensation expense related to unvested RSUs was $64.3 million, and is expected to be recognized over a weighted-average period of approximately 2.71 years.

Performance-Based Restricted Stock Units ("PSUs")

During the fiscal year ended March 31, 2024, the Company granted 373,494 PSUs that are subject to both service-based and performance-based vesting condition related to certain financial performance targets. During the fiscal year ended March 31, 2024, the performance targets for 65,544 PSUs were met and will vest on August 15, 2024. As of March 31, 2024, the unamortized stock-based compensation expense related to unvested PSUs was $2.3 million. The amount to be recognized will be based on the extent the performance metrics are achieved.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the consolidated statement of operations was as follows (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cost of revenue	$ 9,479	$ 9,634	$ 4,979
Research and development	11,978	12,583	7,065
Sales and marketing	16,857	16,939	8,108
General and administrative	9,116	8,678	11,290
Restructuring	3,646	—	—
Total stock-based compensation expense	$ 51,076	$ 47,834	$ 31,442

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Net Income Per Share Attributable to Common Stockholders

The following table presents the reconciliation of the numerator and denominator for calculating basic and diluted net income per share (in thousands, except per share data):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Numerator			
Net income	$ 147,582	$ 112,818	$ 154,783
Less: undistributed earnings attributable to participating securities	—	—	(21,526)
Net income attributable to Class A and Class B common stockholders, basic and diluted	$ 147,582	$ 112,818	$ 133,257
Denominator			
Weighted-average shares used in computing net income per share attributable to Class A and Class B common stockholders, basic	190,172	193,176	163,484
Dilutive effect of stock options	15,346	20,027	27,290
Dilutive effect of common stock warrants	72	139	234
Dilutive effect of other share-based awards	144	83	9
Weighted-average shares used in computing net income per share attributable to Class A and Class B common stockholders, diluted	205,734	213,425	191,017
Net income per share attributable to Class A and Class B common stockholders:			
Basic	$ 0.78	$ 0.58	$ 0.82
Diluted	$ 0.72	$ 0.53	$ 0.70

Certain potentially dilutive securities have been excluded from the calculation of diluted net income per share during the applicable periods because their inclusion would have been anti-dilutive (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Other share-based awards	883	572	217
Common stock warrants	516	516	247
Total	1,399	1,088	464

13. Restructuring

In August 2023, the Company announced a restructuring plan (the "Restructuring Plan") intended to simplify the Company's operations and better align the Company's resources with its priorities. The Restructuring Plan included a reduction of the Company's workforce by approximately 10%. The actions associated with the workforce reduction under the Restructuring Plan were completed as of March 31, 2024. The Company incurred $7.9 million in restructuring expense in the second quarter of fiscal 2024 in connection with the workforce reduction under the Restructuring Plan, consisting of $4.3 million of severance payments and employee benefits and $3.6 million of stock-based compensation expense for the accelerated vesting of equity awards.

The following table summarizes the activities related to the Restructuring Plan as of March 31, 2024 (in thousands):

	Restructuring Expense
Liability as of July 1, 2023	$ —
Charges	4,258
Payments	(4,258)
Liability as of March 31, 2024	$ —

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Income Taxes

All of the Company's income before income taxes was generated in the United States for the fiscal years ended March 31, 2024, 2023, and 2022.

The Company's provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Year Ended March 31,		
	2024	**2023**	**2022**
Current provision:			
Federal	$ 36,394	$ 3,515	$ 160
State	9,819	3,498	309
Total	46,213	7,013	469
Deferred provision (benefit):			
Federal	(5,088)	11,834	(34,852)
State	(3,505)	1,491	(6,395)
Total	(8,593)	13,325	(41,247)
Total provision for (benefit from) income taxes	$ 37,620	$ 20,338	$ (40,778)

The following is a reconciliation of the income tax expense at the federal statutory tax rate to the Company's provision for (benefit from) income taxes (in thousands):

	Fiscal Year Ended March 31,		
	2024	**2023**	**2022**
Income taxes at statutory rate	$ 38,893	$ 27,963	$ 23,941
State income taxes, net of federal benefit	12,130	6,757	5,503
Research and development credits	(3,817)	(5,076)	(8,332)
Stock-based compensation	(6,734)	(14,841)	(71,780)
Change in valuation allowance	(4,060)	504	1,878
Section 162(m) limitation	3,410	4,782	7,260
Transferable federal tax credits	(1,920)	—	—
Other	(282)	249	752
Total provision for (benefit from) income taxes	$ 37,620	$ 20,338	$ (40,778)

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of deferred tax assets and liabilities were as follows (in thousands):

| | As of March 31, | |
	2024	2023
Deferred tax assets:		
Accruals and deferred revenue	$ 4,372	$ 2,744
Net operating loss carryforwards	1,160	1,733
Research & development credit carryforwards	3,855	7,230
Operating lease liabilities	3,683	3,968
Acquisition and other related expense	273	298
Stock-based compensation expense	7,048	6,492
Unrealized loss	902	4,785
Capitalized research and development	31,927	19,825
Gross deferred tax assets	53,220	47,075
Less: valuation allowance	(1,175)	(5,236)
Deferred tax assets, net of valuation allowance	52,045	41,839
Deferred tax liabilities:		
Property and equipment	(2,879)	(2,734)
Operating lease right-of-use assets	(3,122)	(3,506)
Intangible assets	(976)	(692)
Deferred tax liabilities	(6,977)	(6,932)
Net deferred tax assets	$ 45,068	$ 34,907

The Company monitors the realizability of deferred tax assets, taking into account all relevant factors at each reporting period. As of March 31, 2023, the Company had a valuation allowance of $5.2 million, which related to the California research and development tax credits, California alternative minimum tax credits, and capital loss carryforwards. As of March 31, 2024, based on the relevant weight of positive and negative evidence, including the amount of taxable income in recent years which is objective and verifiable, and consideration of expected future taxable earnings, the Company concluded that it is more likely than not that the California research and development credits were realizable, resulting in the release of the $4.1 million valuation allowance as of fiscal 2024. Of this valuation allowance which was released in fiscal 2024, $3.1 million related to deferred tax assets to be realized in the future years and the remainder benefited the Company during the year ended March 31, 2024. As of March 31, 2024, the Company's valuation allowance was $1.2 million, which related to Arizona research and development credits, California alternative minimum tax credits, and capital loss carryforwards where it is not more likely than not that the deferred tax assets will be realized.

Pursuant to provisions under the Inflation Reduction Act, the Company purchased $24.0 million of transferable federal tax credits during the year ended March 31, 2024, from various counterparties. Such transferable federal tax credits were purchased at negotiated discounts, resulting in an income tax benefit of $1.9 million recorded during the fiscal year ended March 31, 2024. In connection with the purchase, the Company paid $11.0 million during the fiscal year ended March 31, 2024, and the remaining amounts owed to counterparties for the purchased credits are recorded within accrued expenses and other current liabilities within the consolidated balance sheets as of March 31, 2024.

As of March 31, 2024, the Company had net operating loss, or NOL, carryforwards for state tax purposes of $5.3 million. Portions of the NOL carryforwards will expire at various dates beginning in the tax year ending March 31, 2035. As of March 31, 2024, the Company had research and development tax credit carryforwards for state tax purposes of $7.7 million. The California state research and development tax credit carryforwards do not expire. The other state research and development tax credit carryforwards will expire at various dates beginning in the year ending March 31, 2032. Based on an assessment of the Company's historical ownership changes through March 31, 2024, the Company does not anticipate a current limitation on the tax attributes.

As of March 31, 2024 and 2023, the Company had unrecognized tax benefits, or UTBs, of $9.3 million and $7.9 million, respectively. If realized, $9.1 million would impact the effective tax rate while the remainder would reduce deferred tax assets subject to a full valuation allowance. The Company does not expect any material changes to its UTBs within the next 12 months.

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending balances for gross UTBs is as follows (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Beginning balance	$ 7,913	$ 6,188	$ 3,162
Additions for tax positions related to the current year	1,404	2,210	2,995
Additions for tax positions related to prior years	112	—	36
Reductions for tax positions related to prior years	(119)	(472)	—
Reductions related to a lapse of statute	(8)	(13)	(5)
Ending balance	$ 9,302	$ 7,913	$ 6,188

Interest and penalties were not material during the fiscal years ended March 31, 2024, 2023, and 2022.

The Company files income tax returns in the U.S. federal and various state jurisdictions. With limited exceptions, all tax years for which the Company has filed a tax return remain subject to examination.

15. Commitments and Contingencies

Minimum Guarantees

On October 8, 2021, the Company signed an amended agreement to revise and extend the existing partnership with U.S. News for six years. This agreement can be terminated after three years by either party. Under this amended agreement, the Company pays U.S. News a portion of the revenue generated with the end customers, subject to annual minimum guarantees. The annual minimum guarantees for all of the noncancelable periods have been paid as of March 31, 2024.

Other Contractual Commitments

Other contractual commitments relate mainly to third-party cloud infrastructure agreements and subscription agreements used to facilitate the Company's operations.

The Company has a web hosting arrangement for 3 years ending December 31, 2024, with an annual commitment of $5.2 million. The Company made the final annual payment in January 2024 and no commitment remained as of March 31, 2024.

Indemnification

The Company enters into indemnification provisions under agreements with other companies in the ordinary course of business, including, but not limited to, clients, business partners, landlords, and other parties involved in the performance of the Company's services. Pursuant to these arrangements, the Company has agreed to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company's activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. The Company maintains commercial general liability insurance and product liability insurance that may offset certain of its potential liabilities under these indemnification provisions.

In addition, the Company has agreed to indemnify its officers and directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no material claims under these indemnification provisions.

Legal Matters

Beginning in April 2024, the Company and certain of our directors and officers have been named in lawsuits in the United States District Court for the Northern District of California. The first lawsuit captioned Kissler v. Doximity, Inc., et al. (Apr. 17, 2024) is a putative securities class action brought on behalf of our investors from February 9, 2022 and April 1, 2024 and asserts claims against the Company, our CEO and CFO for misrepresentations and omissions about our growth and profitability. The second lawsuit captioned Dalton v. Doximity, Inc., et al. (May 9, 2024) is brought derivatively on behalf of the Company, and asserts claims for, among other things, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste against certain of our directors and officers on a similar basis to the securities lawsuit. Other similar lawsuits or proceedings may be initiated in the future. The defendants intend to defend vigorously against these actions. In light

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of, among other things, the early stage of the litigation, the Company is unable to predict the outcome of these matters and is unable to reasonably estimate the amount or range of loss, if any, that could result from an unfavorable outcome,

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any other matters that, if determined adversely to the Company, would individually or taken together have a material effect on its results of operations, financial position, or cash flows. No loss contingencies were recorded for the fiscal years ended March 31, 2024, 2023, and 2022.

16. Leases

The Company has non-cancelable operating leases for the rental of office space with various expiration dates through 2030. During the fiscal year ended March 31, 2023, the office space lease in Irving, Texas with an approximately 8-year term commenced and a related right-of-use asset and lease liability of $14.8 million was recognized.

The components of lease expense were as follows (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Operating lease cost	$ 2,711	$ 2,592	$ 1,159
Variable lease cost	87	104	114
Total lease cost	$ 2,798	$ 2,696	$ 1,273

Supplemental cash flow information related to leases was as follows (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Cash paid for amounts included in measurement of lease liabilities—Operating cash flows	$ 2,314	$ 718	$ 1,107

Supplemental balance sheet information related to leases was as follows:

	Fiscal Year Ended March 31,		
	2024	2023	2022
Weighted-average remaining lease term (in years)	6.09	7.06	1.64
Weighted-average discount rate	4.18 %	4.18 %	3.95 %

Maturities of operating lease liabilities as of March 31, 2024 were as follows (in thousands):

	Operating Leases
2025	$ 2,717
2026	2,687
2027	2,497
2028	2,605
2029	2,667
Thereafter	3,385
Total future lease payments	16,558
Less: imputed interest	(2,012)
Present value of lease liabilities	$ 14,546

DOXIMITY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Other Income, net

Other income, net consisted of the following (in thousands):

	Fiscal Year Ended March 31,		
	2024	2023	2022
Interest income	$ 21,664	$ 9,287	$ 2,148
Net loss on sale of marketable securities	(402)	(1,093)	(1,231)
Other income (expense)	62	(146)	(448)
Other income, net	$ 21,324	$ 8,048	$ 469

18. Employee Benefit Plan

The Company sponsors a 401(k) savings plan. All U.S. employees are eligible to participate in the 401(k) plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the 401(k) plan up to the limit allowed by applicable income tax regulations. The Company matched a portion of employee contributions to the 401(k) plan totaling $2.1 million for each of the fiscal years ended March 31, 2024, 2023 and 2022, respectively. Both employee contributions and the Company's matching contributions are fully vested upon contribution.

19. Segment and Geographic Information

The Company considers operating segments to be components of the Company in which separate financial information is available and is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the Chief Executive Officer. The chief operating decision maker reviews financial information on a consolidated basis to make decisions about how to allocate resources and how to measure the Company's performance. As such, the Company has determined that it has one operating and reportable segment.

Substantially all of the Company's long-lived assets were based in the United States as of March 31, 2024 and 2023. No country outside of the United States accounted for more than 10% of total revenue for the fiscal years ended March 31, 2024, 2023, and 2022. Substantially all of the Company's revenue was derived in the United States for the fiscal years ended March 31, 2024, 2023, and 2022.

20. Subsequent Events

On May 1, 2024 the Company's board of directors authorized a program to repurchase up to $500 million of the Company's Class A common stock. The repurchase program has no expiration date and is subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, including through Rule 10b5-1 plans. Immediately upon the repurchase of any shares of Class A common stock, such shares shall be retired by the Company and shall automatically return to the status of authorized but unissued shares of Class A common stock. All prior repurchase programs were completed as of April 2024.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating our disclosure controls and procedures, our management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2024 based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2024. The effectiveness of our internal control over financial reporting as of March 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Item 9B. Other Information

2024 Annual Meeting of Stockholders

The Company currently plans to hold its 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting") on August 29, 2024. The record date for determining the stockholders of record who will be entitled to vote at the 2024 Annual Meeting is close of business on July 5, 2024. The time and location of the 2024 Annual Meeting will be as set forth in the Company's definitive proxy statement for the 2024 Annual Meeting to be filed with the Securities and Exchange Commission.

Because the scheduled date of the 2024 Annual Meeting is more than 30 days after the anniversary of the Company's 2023 Annual Meeting of Stockholders, prior disclosed deadlines regarding the submission of stockholder proposals pursuant to Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the 2024 Annual Meeting are no longer applicable. The Company is hereby providing notice of certain revised deadlines for the submission of stockholder proposals in connection with the 2024 Annual Meeting. In order for a stockholder proposal, submitted pursuant to Rule 14a-8, to be considered timely for inclusion in the Company's proxy statement and form of proxy for the 2024 Annual Meeting, such proposal must be received by the Company by July 8, 2024. The Company has determined that July 8, 2024 is a reasonable time before the Company plans to begin printing and mailing its proxy materials. Therefore, in order for a stockholder to submit a proposal for inclusion in the Company's proxy materials for the 2024 Annual Meeting, the stockholder must comply with the requirements set forth in Rule 14a-8, including with respect to the subject matter of the proposal, and must deliver the proposal and all required documentation to the Company no later than July 8, 2024. The public announcement of an adjournment or postponement of the date of the 2024 Annual Meeting will not commence a new time period (or extend any time period) for submitting a proposal pursuant to Rule 14a-8.

Generally, timely notice of any director nomination or other proposal that any stockholder intends to present at the 2024 Annual Meeting, but does not seek to have included in the proxy materials pursuant to Rule 14a-8, must have been delivered, in accordance with the Company's bylaws, to the Corporate Secretary by written notice at the Company's principal executive officers not earlier than February 14, 2024 and not later than the close of business on March 17, 2024 as further provided in the Proxy Statement for the 2023 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on June 14, 2023. Therefore, in order for a stockholder to timely submit a director nomination or other proposal that the stockholder intends to present at the 2024 Annual Meeting, the stockholder must have delivered the director nomination or proposal to the Company not earlier than February 14, 2024 and not later than the close of business on March 17, 2024.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 27, 2024, as previously provided in the Proxy Statement for the 2023 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on June 14, 2023.

Rule 10b5-1 Trading Plans

On February 15, 2024, Mr. Tim Cabral, a director of the Company, adopted a Rule 10b5-1 Trading Plan that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). Mr. Cabral's Rule 10b5-1 Trading Plan, which has a term from February 15, 2024 to February 28, 2025, provides for the exercise and sale of 80,000 shares of common stock pursuant to a series of market orders. The plan also provides for the sale of an indeterminate number of net vested shares of common stock pursuant to a market order. On the date of the execution of Mr. Cabral's Rule 10b5-1 Trading Plan, Mr. Cabral did not hold any net vested shares. Mr. Cabral's net vested share amount is currently indeterminable because it will change as additional equity awards vest or shares are subsequently purchased or sold.

Other than Mr. Cabral's adoption of the Rule 10b5-1 Trading Plans noted above, during the quarter ended March 31, 2024, none of our directors or executive officers as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Change in Role for Named Executive Officer

On May 17, 2024, the duties of Craig Overpeck, SVP, Commercial Operations, were adjusted, and he is no longer acting as an executive officer for the Company for fiscal year 2025. Mr. Overpeck remains employed with the Company as an executive in its subsidiary, Curative Talent, LLC.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after March 31, 2024.

We have adopted a Code of Conduct, which applies to all employees, including our principal executive officers, our principal financial officer, and all other executive officers. The Code of Conduct is available on our investor relations website at investors.doximity.com/governance. We plan to post any future amendments or waivers of our Code of Conduct on our website.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after March 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after March 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after March 31, 2024.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after March 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Title	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1/A	333-256584	3.2	June 15, 2021
3.2	Amended and Restated Bylaws of the Registrant.	S-1/A	333-256584	3.4	June 15, 2021
4.1	Form of Class A common stock certificate of the Registrant.	S-1	333-256584	4.1	May 28, 2021
4.2	Amended and Restated Investors' Rights Agreement, dated April 10, 2014, by and among the Registrant and certain of its stockholders.	S-1	333-256584	4.2	May 28, 2021
4.3	Description of Securities.	10-K	001-40508	4.3	May 27, 2022
4.4	Warrant to Purchase Shares of Common Stock issued to U.S. News & World Report, L.P., dated March 10, 2017.	S-1	333-256584	4.3	May 28, 2021
4.5	Warrant to Purchase Shares of Class A Common Stock issued to U.S. News & World Report, L.P., dated June 14, 2021.	10-Q	001-40508	4.2	August 12, 2021
4.6	Amendment to Warrant to Purchase Shares of Class A Common Stock issued to U.S. News & World Report, L.P., dated September 2, 2021.	10-Q	001-40508	4.3	November 10, 2021
4.7	Second Amendment to Warrant to Purchase Shares of Class A Common Stock issued to U.S. News & World Report, L.P., dated October 8, 2021.	10-Q	001-40508	4.4	November 10, 2021
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-256584	10.1	June 15, 2021
10.2#	2010 Equity Incentive Plan, as amended, and forms of agreements thereunder.	S-1/A	333-256584	10.2	June 15, 2021
10.3#	2021 Stock Option and Incentive Plan, and forms of agreements thereunder.	10-K	001-40508	10.3	May 27, 2022
10.4#	2021 Employee Stock Purchase Plan.	S-1/A	333-256584	10.4	June 15, 2021
10.5#	Senior Executive Cash Incentive Bonus Plan.	S-1/A	333-256584	10.5	June 15, 2021
10.6#	Non-Employee Director Compensation Policy.	S-1/A	333-256584	10.6	June 15, 2021
10.7#	Craig Overpeck Offer Letter.	10-K	001-40508	10.7	May 26, 2023
10.8#	Jennifer Chaloemtiarana Offer Letter.	10-Q	001-40508	10.8	August 8, 2023
19.1	Insider Trading Policy	10-K	001-40508	19.1	May 26, 2023
21.1	Subsidiaries of the Registrant.	Filed herewith			
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.	Filed herewith			
24.1	Power of Attorney (incorporated by reference to the Signature page of this Annual Report on Form 10-K).	Filed herewith			

31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith
97.1	Doximity Inc. Compensation Recovery Policy	Filed herewith
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith

---

* The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

\# Indicates management contract or compensatory plan, contract or agreement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOXIMITY, INC.

Date: May 23, 2024   By: /s/ Jeffrey Tangney

Jeffrey Tangney
Chief Executive Officer
(Principal Executive Officer)

Date: May 23, 2024   By: /s/ Anna Bryson

Anna Bryson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anna Bryson and Jennifer Chaloemtiarana, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeffrey Tangney Jeffrey Tangney	Chief Executive Officer and Director *(Principal Executive Officer)*	May 23, 2024
/s/ Anna Bryson Anna Bryson	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	May 23, 2024
/s/ Regina Benjamin Regina Benjamin	Director	May 23, 2024
/s/ Tim Cabral Tim Cabral	Director	May 23, 2024
/s/ Phoebe Yang Phoebe Yang	Director	May 23, 2024
/s/ Kevin Spain Kevin Spain	Director	May 23, 2024
/s/ Kira Wampler Kira Wampler	Director	May 23, 2024

CORPORATE INFORMATION

BOARD OF DIRECTORS

Jeffrey Tangney
Co-founder and
Chief Executive Officer

Regina Benjamin, M.D.
Founder and Chief Executive
Officer of BayouClinic, Inc.

Tim Cabral
Interim Chief Financial
Officer of Veeva, Inc.

Phoebe Yang
Director

Kevin Spain
General Partner of
Emergence Capital Partners

Kira Wampler
Venture Chair of Redesign
Health Inc.

EXECUTIVE OFFICERS

Jeffrey Tangney
Co-founder and
Chief Executive Officer

Anna Bryson
Chief Financial Officer

Nate Gross, M.D.
Chief Strategy Officer

Jennifer Chaloemtiarana
General Counsel

BOARD COMMITTEES

Audit Committee

Compensation Committee

Nominating and Governance
Committee

Corporate Headquarters
500 3rd St., Suite 510
San Francisco, CA 94107

**Independent Registered
Public Accounting Firm**
Deloitte & Touche LLP

Transfer Agent
Equiniti Trust Company,
LLC
59 Maiden Lane, Plaza Level
New York, NY 10038
800-937-5449

Stock Exchange
Doximity, Inc.'s Class A
common shares are listed on
the New York Stock
Exchange ("NYSE")

**Doximity Investor
Relations**
IR@Doximity.com

Visit us on the Web
https://www.doximity.com

Annual Meeting
The Annual Meeting of
Stockholders of Doximity,
Inc. for fiscal year 2024 will
be held on August 29, 2024
at 9:00 a.m. Pacific Time.

The Annual Meeting will be
held virtually via a live
audio-only webcast on the
internet at http://
www.virtualshareholdermeeti
ng.com/DOCS2024

Form 10-K Report
The Company's Annual
Report on Form 10-K for the
year ended March 31, 2024,
is filed as part of this Annual
Report. Additional copies are
available without charge
upon written request to:

Doximity, Inc.
Attention: Corporate
Secretary
500 3rd St., Suite 510
San Francisco, CA 94107